
05060090

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant's name into English)



2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Annual Report 2005

Kubota

ANNUAL REPORT 2005
KUBOTA CORPORATION



TOKYO







PROFILE

Since its establishment, Kubota Corporation has continually aimed to promote the harmonious coexistence of humans and all aspects of the earth's environment, including water and soil, by creating products that contribute to a better future for people, society as a whole, and the earth. In accordance with this basic philosophy, Kubota is continually anticipating the needs of the times as it vigorously engages in businesses that contribute to the betterment of society. Today, Kubota's products in domains closely connected to culture and people's daily lives—including areas related to water, soil, air, and cities—are enjoyed by people worldwide. In the future, Kubota will continue to provide people- and earth-friendly products that will enable the creation of abundant living environments and contribute to the protection of the earth's environment.

FINANCIAL HIGHLIGHTS

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Net sales	**¥983,226**	¥930,237	¥926,145	**$9,189,028**
Percentage of previous year	**105.7%**	100.4%	95.9%	
Net income (loss)	**117,901**	11,700	(8,004)	**1,101,879**
Percentage of previous year	**1,007.7%**	—	—	
Percentage of net sales	**12.0%**	1.3%	(0.9)%	
Net income (loss) per common share (Yen and U.S. Dollars):				
Basic	**¥89.11**	¥8.72	¥(5.84)	**$0.83**
Diluted	**86.83**	8.53	(5.84)	**0.81**
Net income (loss) per 5 common shares (Yen and U.S. Dollars):				
Basic	**446**	44	(29)	**4.17**
Diluted	**434**	43	(29)	**4.06**
Cash dividends paid per common share (Yen and U.S. Dollars)	**6**	6	6	**0.06**
Cash dividends paid per 5 common shares (Yen and U.S. Dollars)	**30**	30	30	**0.28**
Capital expenditures	**¥26,097**	¥21,396	¥35,845	**$243,897**
Depreciation	**25,468**	27,254	38,494	**238,019**
R&D expenses	**21,963**	23,261	26,405	**205,262**
Number of shareholders (At year-end)	**55,828**	56,514	59,446	

Notes: 1. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥107=US$1. See Note 1 to the consolidated financial statements.
2. Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

CONTENTS

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains statements about Kubota's future business plans, strategies, and beliefs. Statements regarding the Company's projected future business results are not based on historical facts and are subject to various risks and uncertainties. These risks and uncertainties relate to economic conditions in Kubota's business environment, particularly government agricultural policies, the state of private-sector and public-sector capital investment, currency exchange rates, new housing starts, competitive pricing pressures in the marketplace, and Kubota's ability to continue designing and developing products that will be accepted in markets. However, it should be noted that elements affecting performance are not limited to the previously mentioned factors.

TO OUR SHAREHOLDERS AND FRIENDS

In fiscal 2005, ended March 31, 2005, Kubota Corporation recorded consolidated net sales of ¥983.2 billion, 5.7% higher than in the prior fiscal year. This expansion was led by rapid growth in overseas markets, especially sales of tractors, engines, and construction machinery. Consolidated operating income increased 322.4%, to ¥92.3 billion, driven by the increase in net sales, efforts to reduce costs, and a large decrease in pension costs. Moreover, as a result of the improvement in operating income and a ¥58.6 billion government subsidy, which is the difference between the substitutional portion of accumulated benefit obligations settled and the related plan assets transferred to the Japanese government, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies surged 496.2%, to ¥161.6 billion. Consequently, the Company's consolidated net income expanded 907.7%, to ¥117.9 billion.

To expand the return to shareholders, the Company has decided to increase the cash dividend applicable to the fiscal year ended March 31, 2005, including dividends to be paid after the end of the fiscal year, to ¥8 per common share, or ¥40 per five common shares, compared with ¥6 per common share, or ¥30 per five common shares applicable to the prior fiscal year. Accordingly, in addition to the interim dividend of ¥3 per common share, or ¥15 per five common shares already paid, the Company will pay ¥5 per common share, or ¥25 per five common shares as a year-end cash dividend.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company retired 69.0 million shares of treasury stock in June 2004 and plans to retire 39.0 million shares of treasury stock at the end of June 2005.

Japan is expected to move out of its recent lull in economic activity, but significant uncertainties will persist. Strong concerns remain about the adverse impact on the global economy of the sharp increases in prices of crude oil and other materials.



Looking forward, the Company forecasts the difficult conditions in its operating environment will remain unchanged.

The Company is progressing with the implementation of its Medium-Term Management Strategy, which calls for expansion strategy in overseas markets and reinforcing profitability in public works related businesses. Under this strategy, we are also aiming to establish a business structure and a profit structure that will enhance growth potential and stability by reforming our operating systems and strengthening our financial position. At the same time, we are working to substantially improve the transparency of management by conducting our operations with an emphasis on corporate governance and fulfillment of social responsibility. Looking ahead, we are committed to increasing corporate value and will devote our fullest energies to moving ahead with the implementation of our business strategies.

We look forward to the continued understanding and support of our shareholders and associates.

June 2005

幡掛大輔

Daisuke Hatakake

President and Representative Director

INTERNAL COMBUSTION ENGINE AND MACHINERY

- ○TRACTORS
- ○UTILITY VEHICLES
- ○LAWN MOWERS
- ○COMBINE HARVESTERS
- ○RICE TRANSPLANTERS
- ○ENGINES
- ○MINI-EXCAVATORS
- ○ETC.

Sales for the year ended March 31, 2005


59.3%

Sales by Sector (Billions of Yen)


'01
'02
'03
'04
'05
Farm Equipment and Engines
Construction Machinery

Sales by Geographic Segment (Billions of Yen)


600
500
400
300
200
100
0
'01
'02
'03
'04
'05
Overseas
Japan

PIPES, VALVES, AND INDUSTRIAL CASTINGS

- ○DUCTILE IRON PIPES
- ○PVC PIPES
- ○SPIRAL WELDED STEEL PIPES
- ○VALVES
- ○INDUSTRIAL CASTINGS
- ○ETC.

Sales for the year ended March 31, 2005


17.3%

Sales by Sector (Billions of Yen)


250
200
150
100
50
0
'01
'02
'03
'04
'05
Pipes and Valves
Industrial Castings

Sales by Geographic Segment (Billions of Yen)


250
200
150
100
50
0
'01
'02
'03
'04
'05
Overseas
Japan


TRACTOR


LAWN & GARDEN TRACTOR


DUCTILE IRON PIPES


SPIRAL WELDED STEEL PIPE


UTILITY VEHICLE


COMBINE HARVESTER


POLYETHYLENE PIPES AND FITTINGS


VALVES


MINI-EXCAVATOR


DIESEL ENGINE


DUCTILE TUNNEL SEGMENT


DUCTILE IRON PIPES

ENVIRONMENTAL ENGINEERING

- ○SEWAGE TREATMENT PLANTS
- ○WATER PURIFICATION PLANTS
- ○INCINERATORS
- ○INDUSTRIAL WASTE TREATMENT PLANTS
- ○PUMPS
- ○ETC.

Sales for the year ended March 31, 2005



2.0%



Sales by Sector
'01 '02 '03 '04 '05
Environmental Engineering



Sales by Geographic Segment
(Billions of Yen)
0
40
80
120
'01 '02 '03 '04 '05
Overseas

OTHER

- ○VENDING MACHINES
- ○WEIGHING MEASURING SYSTEMS
- ○AIR-CONDITIONING EQUIPMENT
- ○SEPTIC TANKS
- ○ETC.

Sales for the year ended March 31, 2005



11.4%



Sales by Sector
(Billions of Yen)
240
180
120
60
0
'01 '02 '03 '04 '05
Building Materials & Housing
Other



Sales by Geographic Segment
(Billions of Yen)
240
180
120
60
0
'01 '02 '03 '04 '05
Overseas
Japan


WASTE RECYCLING PLANT


INCINERATOR


SCALE


VENDING MACHINE


BIOGAS PLANT


PUMP


SEPTIC TANK


AIR-CONDITIONING EQUIPMENT


NIGHT-SOIL TREATMENT PLANT


SUBMERGED MEMBRANE SYSTEM


CONSTANT FEED WEIGHER


LPG FILLING SYSTEM

MINI-EXCAVATOR: KX71-3

Internal Combustion

UTILITY VEHICLE: RTV900





DIESEL ENGINE: D902



RICE TRANSPLANTER: SPU650 LAWN & GARDEN TRACTOR: GR2100 TRACTOR: M125D

		Billions of Yen				
		2001	2002	2003	2004	**2005**
Net Sales		¥984.8	¥965.8	¥926.1	¥930.2	**¥983.2**
Internal Combustion Engine and Machinery		416.4	415.1	444.2	501.5	**582.7**
Sales by Sector	Farm Equipment and Engines	375.0	377.0	399.4	450.7	**579.5**
	Construction Machinery	41.4	38.1	44.8	50.8	**63.2**
Sales in Japan and Overseas	Japan	238.4	218.2	225.5	243.0	**257.0**
	Overseas	178.0	196.9	218.7	258.5	**325.7**

Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥582.7 billion, 16.2% higher than in the prior year, comprising 59.3% of consolidated net sales. Domestic sales increased 5.8%, to ¥257.0 billion, and overseas sales increased 25.9%, to ¥325.7 billion. This segment consists of farm equipment and engines as well as construction machinery.

In the domestic market, due to the declining number of farmers and the negative impact of typhoons and earthquakes, market conditions were rather harsh. Accordingly, the Company executed aggressive sales promotion campaigns in connection with the introduction of new models of competitively priced farm equipment offering improved performance. By stimulating the market through these activities, the Company further diversified its customer base and increased its market share, which led to higher sales. Sales of construction machinery also increased due to the expansion of sales to rental companies and the introduction of new models supported by a recovery in demand.

In overseas markets, sales of tractors in North America remained strong as a result of the introduction of new models and sales promotions, including promotions offering a 0% promotional interest rate. In particular, sales of a newly introduced product, the "utility vehicle" (multipurpose four-wheel vehicles), greatly exceeded expectations, fueling overall sales growth. In European markets, sales of tractors remained steady. In Asian and Oceanian markets, the Company recorded favorable sales, especially in Australia, South Korea, and Thailand. Sales of engines increased due principally to growth in demand from European and North American manufacturers of industrial machinery. Sales of construction machinery, underpinned by growing worldwide demand, also expanded sharply in Europe, our main market, and in the United States, where the market for mini-excavators is growing rapidly.

Pipes, Valves, and Industrial Castings

DUCTILE IRON PIPES

		Billions of Yen				
		2001	2002	2003	2004	2005
Net Sales		¥984.8	¥965.8	¥926.1	¥930.2	**¥983.2**
Pipes, Valves, and Industrial Castings		199.0	184.5	177.2	175.2	**170.6**
Sales by Sector	Pipes and Valves	164.3	151.3	145.6	143.8	**136.6**
	Industrial Castings	34.7	33.2	31.6	31.4	**34.0**
Sales in Japan and Overseas	Japan	187.6	173.4	159.0	152.5	**155.4**
	Overseas	11.4	11.1	18.2	22.7	**15.2**

Sales in Pipes, Valves, and Industrial Castings were ¥170.6 billion, 2.6% lower than in the prior year, comprising 17.3% of consolidated net sales. Domestic sales increased 2.0%, to ¥155.4 billion, but overseas sales declined 33.2%, to ¥15.2 billion. This segment consists of *pipes and valves* as well as *industrial castings*.

As for domestic sales of ductile iron pipes and PVC pipes, prices of these products improved substantially. However, sales of ductile iron pipes decreased due to the lower demand from municipalities, while sales of PVC pipes increased, reflecting higher prices. Sales of industrial castings increased thanks principally to brisk demand from the steel, energy, and automobile industries.

On the other hand, overseas sales deteriorated significantly because shipments of ductile iron pipes to Middle Eastern countries decreased significantly from the prior year, although sales of industrial castings rose.

Environmental Engineering

PUMPS

		Billions of Yen				
		2001	2002	2003	2004	**2005**
Net Sales		¥984.8	¥965.8	¥926.1	¥930.2	**¥983.2**
Environmental Engineering		139.5	148.0	136.4	115.7	**117.6**
Sales by Sector	Environmental Engineering	139.5	148.0	136.4	115.7	**117.6**
Sales in Japan and Overseas	Japan	137.2	144.9	134.5	112.4	**113.9**
	Overseas	2.3	3.1	1.9	3.3	**3.7**

Sales in Environmental Engineering were ¥117.6 billion, 1.7% higher than in the prior year, comprising 12.0% of consolidated net sales. Domestic sales increased 1.3%, to ¥113.9 billion, and overseas sales also increased, up 12.5%, to ¥3.7 billion. This segment consists of environmental control plants and pumps.

Sales in the Water & Sewage Engineering Division decreased as a consequence of the lower level of orders received in the prior year. Sales in the Waste Engineering Division increased due to the smooth shipment of large orders. Sales of pumps declined owing to stagnant sales of large-sized pumps.

Other


LPガス
LPガス
FP1.63H
LPガス
FP1.63H
LP
LPG FILLING SYSTEM

		Billions of Yen				
		2001	2002	2003	2004	**2005**
Net Sales		¥984.8	¥965.8	¥926.1	¥930.2	**¥983.2**
Other		229.9	218.2	168.3	137.8	**112.3**
Sales by Sector	Building Materials & Housing	110.3	110.9	64.3	51.8	**24.9**
	Other	119.6	107.3	104.0	86.0	**87.4**
Sales in Japan and Overseas	Japan	229.3	216.7	165.2	135.5	**111.6**
	Overseas	0.6	1.5	3.1	2.3	**0.7**

Sales in Other were ¥112.3 billion, 18.5% lower than in the prior year, comprising 11.4% of consolidated net sales. Domestic sales decreased 17.7%, to ¥111.6 billion, and overseas sales declined 67.5%, to ¥0.7 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

Sales of this segment decreased sharply, affected by the impact of the business transfer of building materials operations. However, sales of vending machines increased owing to brisk demand from the cigarette and bottling industries. Sales of air-conditioning equipment and condominiums also increased significantly. Additionally, sales of electronic-equipped machinery and septic tanks grew. On the other hand, revenues from construction services declined from the prior year.

FIVE-YEAR FINANCIAL SUMMARY

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, 2003, 2002, and 2001

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2005	2004	2003	2002	2001	**2005**
For the year						
Net sales	**¥ 983,226**	¥ 930,237	¥ 926,145	¥ 965,791	¥ 984,767	**$9,189,028**
Percentage of previous year	**105.7%**	100.4%	95.9%	98.1%	101.0%	
Cost of sales	**713,312**	701,727	695,571	729,863	742,516	**6,666,468**
Selling, general, and administrative expenses	**181,727**	199,768	181,353	188,713	198,569	**1,698,383**
Loss (gain) from disposal and impairment of businesses and fixed assets	**(4,112)**	6,893	19,608	12,791	489	**(38,430)**
Operating income	**92,299**	21,849	29,613	34,424	43,193	**862,607**
Cumulative effect of an accounting change	**—**	—	—	—	(21,559)	**—**
Net income (loss):	**117,901**	11,700	(8,004)	9,530	9,795	**1,101,879**
Percentage of previous year	**1,007.7%**	—	—	97.3%	59.6%	
Percentage of net sales	**12.0%**	1.3%	(0.9)%	1.0%	1.0%	
Net income (loss) per common share (Yen and U.S. Dollars):						
Basic	**¥89.11**	¥8.72	¥(5.84)	¥6.78	¥6.95	**$0.83**
Diluted	**86.83**	8.53	(5.84)	6.67	6.83	**0.81**
Net income (loss) per 5 common shares (Yen and U.S. Dollars):						
Basic	**¥446**	¥44	¥(29)	¥34	¥35	**$4.17**
Diluted	**434**	43	(29)	33	34	**4.06**
Pro forma amounts assuming accounting change was applied retroactively:						
Net income					¥31,354	
Net income per common share (Yen):						
Basic					¥22	
Diluted					21	
Net income per 5 common shares (Yen):						
Basic					¥111	
Diluted					104	
Cash dividends per common share (Yen and U.S. Dollars):	**¥6**	¥6	¥6	¥6	¥6	**$0.06**
Cash dividends per 5 common shares (Yen and U.S. Dollars):	**¥30**	¥30	¥30	¥30	¥30	**$0.28**
At year-end						
Total assets	**¥1,193,056**	¥1,124,225	¥1,139,011	¥1,200,117	¥1,290,756	**$11,150,056**
Working capital	**171,326**	199,747	159,221	169,428	162,644	**1,601,178**
Long-term debt	**117,488**	144,845	155,966	167,850	182,238	**1,098,019**
Total shareholders' equity	**481,019**	391,082	315,443	394,970	434,979	**4,495,505**
Shareholders' equity per common share outstanding (Yen and U.S. Dollars):	**¥369.90**	¥291.81	¥234.45	¥284.07	¥308.54	**$3.46**
Shareholders' equity per 5 common shares outstanding (Yen and U.S. Dollars):	**¥1,849**	¥1,459	¥1,172	¥1,420	¥1,543	**$17.28**

Notes: 1. *The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥107=US$1. See Note 1 to the consolidated financial statements.*

2. The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4. Cash dividends per common share are based on dividends paid during the year.
5. Pro forma data reflect the effect of an accounting change in retirement and pension costs to account for actuarial gains and losses in accordance with its current policy as described in Note 6 to the consolidated financial statements.
6. Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets. Working capital from 2001 through 2004 was restated as described in Note 17 to the consolidated financial statements.

FINANCIAL REVIEW

1. SALES AND EARNINGS

General Conditions

During the year ended March 31, 2005, although the Japanese economy initially maintained an upward trend, the tempo of economic growth slackened after the summer, reflecting slower growth of exports and higher prices of oil and raw materials. Overseas, while the U.S. economy expanded smoothly supported by active housing investment and private capital expenditures, the EU economy decelerated gradually, affected by the stronger Euro.

While the domestic market for Internal Combustion Engine and Machinery was sluggish, overseas markets, especially the small-sized tractors market in the United States, were brisk due to active private consumption and the high level of housing starts. As for the public works related markets, the total amount of orders remained stagnant as ever due to the continuously declining public works spending. The domestic demand for ductile iron pipe, which is one of the mainstays in the public works related products, had no signs of an increase although the pace of decrease declined. Environmental Engineering also faced a difficult operating environment in terms of receiving orders from public agencies.

Sales

Under such conditions, net sales of the Company during the year under review were ¥983.2 billion ($9,189 million), a 5.7% increase from the prior year, and domestic sales were ¥637.9 billion ($5,962 million), a 0.8% decrease from the prior year. Although the negative impact from the business transfer of building materials operations carried out in December 2003 (a decrease of ¥28.5 billion) was largely offset by a favorable increase of sales in other segments, the compensation was not sufficient and domestic sales slightly declined from the prior year. Overseas sales were ¥345.3 billion ($3,227 million), a 20.4% increase from the prior year. This increase was mainly due to the continuing growth in sales of tractors in North America where a very promising new product was introduced, and brisk sales of construction machinery and engines principally in the United States and European markets. As a result, overseas sales accounted for 35.1% of net sales, 4.3 percentage points higher than in the prior year.

Sales in Internal Combustion Engine and Machinery were ¥582.7 billion ($5,445 million), 16.2% higher than in the prior year, comprising 59.3% of consolidated net sales. Sales in Pipes, Valves, and Industrial Castings were ¥170.6 billion ($1,595 million), 2.6% lower than in the prior year, comprising 17.3% of consolidated net sales. Sales in Environmental Engineering were ¥117.6 billion ($1,099 million), 1.7% higher than in the prior year, comprising 12.0% of consolidated net sales. Other sales were ¥112.3 billion ($1,050 million), 18.5% lower than in the prior year, comprising 11.4% of consolidated net sales.

Operating Income

Operating income increased 322.4% from the prior year, to ¥92.3 billion ($863 million). In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease in pension costs (a decrease of ¥44.9 billion), increased sales centering on the Internal Combustion Engine and Machinery segment, and the reduction of costs and spending control in public works related business contributed to an increase in operating income. In the prior year, the Company recognized a large amount of unrecognized actuarial loss that resulted from unfavorable stock market conditions in Japan in the past few years before the prior year and a reduction of the discount rate used in pension plans in the year before the prior year. The Company also had expenses related to reorganization of the building materials business in the prior year (¥4.8 billion). In contrast, the Company had non-recurring operating income in connection with the business transfer of two subsidiaries in the year under review. As a result of these factors, operating income for the year under review expanded significantly.

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥79.2 billion ($740 million), a 46.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥11.5 billion ($107 million), as compared to an operating loss of ¥5.7 billion in the prior year; Environmental Engineering, operating income of ¥5.7 billion ($53 million), a 4,262.6% increase; and Other, operating income of ¥9.4 billion ($88 million), as compared to an operating loss of ¥7.8 billion in the prior year.

Net Sales
(Billions of Yen)


984.8
965.8
926.1
930.2
983.2
'01
'02
'03
'04
'05

References to "the Company" mentioned on pages 12 to 23 refer to Kubota Corporation and subsidiaries.

Profitability in Internal Combustion Engine and Machinery benefited from the brisk sales of lawn mowers as well as compact and utility tractors in the U.S. market, due to steady private consumption and strong housing construction, which was similar with that of the prior year. In addition to the above factors, the decrease in pension costs contributed to an increase in operating income in this segment. Profitability in Pipes, Valves, and Industrial Castings benefited from rigorous cost controls and the increased efficiency of the manufacturing process as well as the decrease in pension costs. In Environmental Engineering, profitability improved due to the decrease in pension costs.

Cost of Sales

The cost of sales increased 1.7% from the prior year, to ¥713.3 billion ($6,666 million). The cost of sales as a percentage of net sales decreased 2.9 percentage points, to 72.5%. The decrease in the ratio was attributable to the substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses decreased 9.0% from the prior year, to ¥181.7 billion ($1,698 million). The ratio of SG&A expenses to net sales decreased 3.0 percentage points, to 18.5%. The decrease in pension costs as well as the Company's efforts for spending control in all aspects of business operations contributed to the decrease in the ratio.

Loss (Gain) from Disposal and Impairment of Businesses and Fixed Assets

Gain from disposal and impairment of business and fixed assets was ¥4.1 billion ($38 million), as compared to a loss of ¥6.9 billion in the prior year. The gains in connection with the business transfer of two subsidiaries in the year under review contributed to this improvement. The Company recognized a gain of ¥5.6 billion in connection with the sale of a subsidiary that operated a golf course. Also, the Company had a gain as a result of the sale of Firstserver, Inc., one of the Company's subsidiaries that operated a rental computer server business.

Other Income (Expenses)

Other income (expenses), net, was income of ¥69.3 billion ($647 million), an increase of ¥64.0 billion from the prior year. The increase is largely due to ¥58.6 billion from a government subsidy, which is the difference in the substitutional portion of accumulated benefit obligation settled and related plan assets transferred to the Japanese government. In addition, the foreign exchange gain improved ¥5.1 billion ($48 million) and interest and dividend income increased by ¥2.2 billion ($21 million).

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 496.2%, to ¥161.6 billion ($1,510 million).

Income Taxes

Income taxes increased 210.5% from the prior year, to ¥42.5 billion ($398 million). The effective tax rate decreased 24.3 percentage points, to 26.3%. The primary reason for the decrease in the effective tax rate was due to the deductibility of the historical impairment losses and net operating losses related to the sale and dissolution of the subsidiaries. Related deferred tax assets were fully reserved prior to the sale and dissolution of the subsidiaries. Income tax—current was ¥28.9 billion ($270 million), a decrease of ¥0.3 billion ($3 million), and income tax—deferred (expense) was ¥13.6 billion ($127 million) as compared to income tax—deferred (benefit) of ¥15.6 billion in the prior year.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥1.0 billion, to ¥3.4 billion ($32 million). Equity in net income of affiliated companies increased ¥1.5 billion from the prior year, to ¥2.3 billion ($22 million). Increased profit of joint venture Kubota Matsushitadenko Exterior Works, Ltd., contributed to increase equity in net income of affiliated companies.



Cost of Sales
(Billions of Yen)
742.5
729.9
695.6
701.7
713.3
75
76
75
75
73
'01
'02
'03
'04
'05
Cost of sales to net sales (%)

Net Income

Due to the factors described previously, net income was ¥117.9 billion ($1,102 million), compared with ¥11.7 billion in the prior year. Return on shareholders' equity improved 23.7 percentage points, to 27.0%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥446 ($4.17), as compared to ¥44 in the prior year. The number of shares of treasury stock held by the Company was 40.4 million as of March 31, 2005, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company's basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥25 ($0.23) was approved at the general meeting of shareholders, held on June 24, 2005. The Company also paid a ¥15 ($0.14) per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥119.3 billion ($1,115 million), a ¥33.5 billion improvement from the prior year. The increase resulted from the expansion of net income, to ¥117.9 billion ($1,102 million). However, the increase was partially offset by a decrease in unrecognized gains on securities and adjustment to reduce the minimum pension liability.

2. FINANCE AND LIQUIDITY MANAGEMENT

Finance and Liquidity Management

The Company's financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivables, establishing committed lines of credit, and the issuance of bonds and commercial paper in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.02% to 2.70% at March 31, 2005. The weighted average interest rate on such short-term borrowings was 1.7%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2005, was 1.6%.

In North America, the Company maintains an accounts receivables securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent revolving-period securitization trusts. Trade receivables sold under the securitization program and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets. In the year under review, a subsidiary in the United States decided to obtain borrowings using finance receivables as collateral instead of selling finance receivables under the securitization program. The Company sold trade receivables totaling ¥84.5 billion ($789.8 million) during the year ended March 31, 2005. The Company also sold finance receivables totaling ¥5.8 billion ($53.8 million) during the year ended March 31, 2005.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥30.0 billion ($280 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a commercial paper program allowing for the issuance of commercial paper of up to ¥100.0 billion ($935 million). Total commercial paper at the end of March 2005 amounted to ¥6.0 billion ($56.1 million).

The Company utilizes Group financing. With Group financing, the Company is centralizing and pursuing the efficiency of cash management

Net Income (Loss)
(Billions of Yen)


117.9
9.8
9.5
-8.0
11.7
'01
'02
'03
'04
'05

domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary. Considering the financing resources mentioned above, the Company believes it will have no difficulty in securing adequate financing resources to fund its operations and investment.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt focusing on debt excluding the effects of reduced cash flow caused by its sales financing programs. The Company is providing comprehensive sales financing to support machinery sales in the United States and Japan. The Company believes an increase of debt related to sales financing programs is a result of business expansion and it is not appropriate to target reduction of the related debt; thus, the additional debt carried on its books to fund this program is excluded when determining the target. At the end of March 2005, the amount of interest-bearing debt excluding the effects of reduced cash flow caused by its sales financing program was ¥158.2 billion ($1,479 million), and the amount of total interest-bearing debt was ¥304.2 billion ($2,843 million). Of the ¥304.2 billion, ¥275.6 billion was borrowings from financial institutions, and the remaining ¥28.6 billion consisted of corporate bonds.

The amount of working capital decreased ¥28.4 billion, to ¥171.3 billion ($1,601 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities decreased 14.2 percentage points, to 134.0%. The primary reason for this decrease was that a large portion of long-term debt moved from long-term liabilities to the current portion of long-term debt. There is some seasonality to the Company's liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June every year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company's current rating is A+ as of March 2005 and its outlook is stable. The Company's favorable credit rating provides it access to capital markets and investors.

■ ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company restated its 2004 consolidated balance sheet as a result of reconsideration of its classification of retail finance receivables.

Retail finance receivables were previously classified as current assets in the consolidated balance sheet.

The Company reconsidered its classification of these receivables and restated its 2004 consolidated balance sheet considering Chapter 3, Section A, "Current Assets and Current Liabilities" of Accounting Research Bulletins No. 43, "Restatement and Revision of Accounting Research Bulletins" to reflect amounts expected to be collected one year after the balance sheet date as long-term assets.

See Note 17 to the Consolidated Financial Statements.

Assets

Total assets at the end of March 2005 amounted to ¥1,193.1 billion ($11,150 million), an increase of ¥68.8 billion (6.1%) from the end of the prior year. Current assets were ¥675.4 billion ($6,312 million), an increase of ¥60.9 billion from the end of the prior year. Current assets increased due mainly to increases in notes and accounts receivable, short-term finance receivables, and inventories. The increases of notes and accounts receivable and inventories are mainly due to newly consolidated subsidiaries and a sales increase in overseas markets. In spite of the increase of inventories, inventory turnover improved 0.3 point, to 6.6 times. In addition to the increase in current assets, the sharp increase in long-term finance receivables resulted in an increase in investments and long-term finance receivables. Substantial increases in short- and long-term finance receivables originated from a rapid expansion of business as

Total Assets
(Billions of Yen)


1,290.8
1,200.1
1,139.0
1,124.2
1,193.1
'01
'02
'03
'04
'05

well as a reduction of sales of finance receivables in North America. On the other hand, property, plant, and equipment and other assets decreased. Property, plant, and equipment slightly decreased ¥3.0 billion, to ¥219.8 billion ($2,054 million). The decrease in other assets was owing principally to a decrease in deferred tax assets, which is in connection with the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government.

Liabilities

Total liabilities amounted to ¥690.5 billion ($6,453 million), a decrease of ¥27.0 billion from the prior year-end. Current liabilities increased, reflecting increases in short-term borrowings, current portion of long-term debt, and notes and accounts payable. The increase in short-term borrowings is corresponding to the increase in short-term finance receivables. The increase in notes and accounts payable was due mainly to newly consolidated subsidiaries and the net sales increase.

In contrast, long-term liabilities decreased due mainly to the decrease in long-term debt and the sharp decline in accrued retirement and pension costs. A large portion of long-term debt moved to current liabilities and accrued retirement and pension costs decreased because of the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government.

Minority Interests

Minority interests increased ¥5.9 billion, to ¥21.6 billion ($202 million), due to an increase in the number of subsidiaries that are not 100% owned.

Shareholders' Equity

Total shareholders' equity increased ¥89.9 billion, to ¥481.0 billion ($4,495 million). Thanks to the increase in net income, shareholders' equity increased significantly, and the shareholders' equity ratio* exceeded 40%, which is a target at March 31, 2006, in the Medium-Term Management Strategy.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. During the year under review, the Company retired 69.0 million shares of treasury stock in June 2004 and then additionally purchased 39.8 million shares of treasury stock. As a result, treasury stock at the end of March 2005 was 40.4 million shares, equivalent to ¥21.6 billion that was deducted from shareholders' equity. For these purchases, the Company used net cash provided by operating activities. Next fiscal year, the Company plans to continue the purchase of shares of treasury stock. The debt-to-equity ratio** was 63.2%, 5.0 percentage points lower than at the prior year-end, due to the growth in shareholders' equity that resulted from increased net income.

* Shareholders' equity ratio = shareholders' equity / total assets

** Debt-to-equity ratio = interest-bearing debt / shareholders' equity

Total Shareholders' Equity
(Billions of Yen)



435.0
395.0
315.4
391.1
481.0
34
33
28
35
40
'01
'02
'03
'04
'05
Shareholders' equity ratio (%)

Contractual Obligations

The following summarizes contractual obligations at March 31, 2005.

	Millions of Yen				
		Payments Due by Period			
Year Ended March 31, 2005	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	¥119,802	¥119,802	¥ —	¥ —	¥ —
Capital lease obligations	4,841	2,379	2,228	185	49
Long-term debt	179,524	64,498	70,577	37,909	6,540
Deposits from customers	3,322	3,322	—	—	—
Operating lease obligations	1,478	334	513	245	386
Commitments for capital expenditures	1,155	1,155	—	—	—
Expected pension contribution	14,105	14,105	—	—	—
Total	¥324,227	¥205,595	¥73,318	¥38,339	¥6,975

	Thousands of U.S. Dollars				
		Payments Due by Period			
Year Ended March 31, 2005	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	$1,119,645	$1,119,645	$ —	$ —	$ —
Capital lease obligations	45,243	22,234	20,822	1,729	458
Long-term debt	1,677,794	602,785	659,598	354,290	61,121
Deposits from customers	31,047	31,047	—	—	—
Operating lease obligations	13,813	3,121	4,795	2,289	3,608
Commitments for capital expenditures	10,794	10,794	—	—	—
Expected pension contribution	131,822	131,822	—	—	—
Total	$3,030,158	$1,921,448	$685,215	$358,308	$65,187

3. CASH FLOWS

The Company reclassified certain amounts between operating and investing activities in its consolidated statements of cash flows as a result of reconsideration of its classification of the cash flow activity related to the retail finance receivables. Activity related to the retail finance receivables on the consolidated statements of cash flows was previously classified into operating activities as "(Increase) decrease in notes and accounts receivable." The Company reconsidered its classification of the cash flow activity related to loans provided by finance subsidiaries to customers of independent dealers of the Company's products and currently classifies such activity into investing activities pursuant to the FASB No. 95, "Statement of Cash Flows," and in consideration of such industry standards as "Increase in finance receivables," "Collection of finance receivables," and "Sales of finance receivables" in the consolidated statements of cash flows. See Note 1 to the consolidated financial statements.

Net cash provided by operating activities during the year under review was ¥66.9 billion ($625 million), a decrease of ¥42.7 billion from the prior year. The primary reason for this decrease was fluctuations in notes and accounts receivable. The sales amount of notes and accounts receivable in North America in the prior year was significantly larger, and it resulted in the substantial decrease in notes and accounts receivable in the prior year. In contrast, notes and accounts receivables increased in the year under review, resulting in the decrease in net cash provided by operating activities.

Net cash used in investing activities was ¥78.2 billion ($731 million), an increase of ¥37.9 billion from the prior year. The increase is primarily attributable to a reduction in sales of finance receivables as the Company obtained funding through increased borrowings.

Net cash provided by financing activities was ¥4.5 billion ($42 million), as compared to ¥55.1 billion of net cash used in financing activities in the prior year. The fluctuation is primarily due to increased borrowings and a reduction in debt repayment.

As a result, including the effect of exchange rate changes on cash and cash equivalents, cash and cash equivalents at the end of March 2005 was ¥74.6 billion ($697 million), a decrease of ¥6.7 billion from the prior year.

4. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results. The following critical accounting policies that affect financial conditions and operations require management to make significant estimates and assumptions:

Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management's projection, additional write-downs may be required.

Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of a marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

Allowance for Doubtful Receivables

The Company evaluates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including the customers' financial conditions, historical experience, and the current economic circumstances. If the customers' financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

Deferred Tax Assets

The Company recognizes deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management's projection due to an unexpected change in economic circumstances, additional impairment may be required.

Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future periodic benefit cost.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligations or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the participants' remaining service period (approximately 15 years). Significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

To determine the discount rate, the Company considers current market interest rates. To reflect the declining current market interest rates, the Company reduced the discount rate from 3.0% to 2.5% as of March 31, 2003. In fiscal 2003, this change increased the projected benefit obligations by approximately ¥21.9 billion. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2005, by approximately ¥9.2 billion ($86 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% in fiscal 2004 and fiscal 2005. The Company anticipated that investment managers would continue to generate long-term returns of at least 3.5%, based on an asset allocation assumption of 45% on fixed income securities, with an expected rate of return of 1.0%, and 55% on equity securities, with an expected rate of return of 5.5%. In fiscal 2005, the Company reviewed the components of plan assets and adopted an asset allocation of 55% on fixed income securities and 45% on equity securities to secure stabler returns. The Company's management believes that 3.0% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.3%, as significant losses on plan assets were incurred from fiscal 2001 to fiscal 2003, caused by the market downturn. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit costs in fiscal 2006 of approximately ¥0.4 billion ($4 million).

Based on a law issued by the Japanese government in June 2001, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of a contributory defined benefit pension plan and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. After the approval, the Company made applications for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on September 1, 2004. Based on the approval, the Company transferred the benefit obligation and the related government-specified portion of the plan assets of the contributory defined benefit pension plan to the government on January 31, 2005.

In accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized the difference of ¥58.6 billion ($548 million) between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11.1 billion ($104 million) and a settlement loss for the proportionate amount of the net unrecognized loss of ¥13.4 billion ($125 million). The net amount of ¥2.3 billion ($21 million) of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1.5 billion ($14 million) and selling, general, and administrative expenses of ¥0.7 billion ($7 million).

The Company's senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company's businesses, and numerous other factors.

5. BUSINESS RISKS

Declines in economic conditions in Kubota's major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company's products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies, such as a reduction in rice acreage or change in agricultural basic law, may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company's products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect sales and profitability of the Company or they may hinder the growth of the Company in specific countries. The following risks are important concerns for the Company:

- Unexpected changes in international, or each country's, tax regulations
- Unexpected legal or regulatory changes in each country
- Difficulties in retaining qualified personnel
- Underqualified technological skills or instability between management and employee unions in developing countries
- Political instability in those countries

The major markets with the above risks are markets in the United States, the EU, and Asian countries.

Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, and impairment losses on long-lived assets in the consolidated financial statements based on the information that it has available. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company's business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company may lose competitiveness in relevant markets. Consequently, the Company's profitability may deteriorate.

The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company's financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2005, the Company owns securities with a fair value of approximately ¥135.5 billion. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

Damage by Natural Disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of manufacturing products, logistics, sales activities, and may lose sales and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company's operations may suffer great losses.

6. MARKET RISKS

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company's derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

Countermeasures for the Removal of Government Deposit Guarantees

Effective from April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralizes its risk management with financial institutions mainly through concentrating cash within the parent company.

7. RESEARCH AND DEVELOPMENT

R&D expenses were ¥22.0 billion ($205 million), a decrease of ¥1.3 billion from the prior year, and its ratio to net sales declined 0.27 percentage point, to 2.23%. R&D expenses were mainly spent on R&D activities of the Internal Combustion Engine and Machinery segment.

8. CAPITAL EXPENDITURES

Capital expenditures amounted to ¥26.1 billion ($244 million), a 22.0% increase from the prior year. The amount of depreciation expense was ¥25.5 billion ($238 million), ¥1.8 billion less than in the prior year. The funds for these capital expenditures were mainly provided by internal operations. The principal capital expenditures as of March 31, 2005, were related to improving information systems and increasing the efficiency of farm equipment production.

9. OUTLOOK FOR THE NEXT FISCAL YEAR

General Conditions

Although the Japanese economy is expected to break out of its stagnant condition, the prospects are still unpredictable considering current risks, including the potential for higher prices of raw materials and crude oil may have a negative impact on the world economy. All things considered, the Company expects the difficult economic conditions to persist.

Financial Outlook

Under such conditions, the Company formulated its "Medium-Term Management Strategy" (for the two years ending March 31, 2006) in order to further improve profitability and is engaged in a concerted effort to implement the strategy corporate-wide. The strategy consists of three principal concepts: "Reforming the business structure and profit structure," "Reforming operational systems," and "Strengthening the financial position." Building on the progress made in the first year of the Medium-Term Management Strategy, the Company will do its utmost to ensure that the strategy will be implemented with maximum effectiveness.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2006, of ¥996.0 billion ($9,670 million), up ¥12.8 billion from the prior year. In the domestic market, the Company expects sales in the Internal Combustion Engine and Machinery and Pipes, Valves, and Industrial Castings segments to increase. On the other hand, sales in the Other segment are forecast to decrease. As a result, total domestic sales are expected to be almost the same amount as that of the year under review. As for overseas sales, sales expansion in the Internal Combustion Engine and Machinery segment will continue, and overall overseas sales are expected to increase steadily.

The Company forecasts operating income of ¥96.0 billion ($897 million), an increase of ¥3.7 billion from the year under review. Although the price increases in raw materials and the high appreciation of the yen will result in downward pressure on operating income, increases of overseas sales in the Internal Combustion Engine and Machinery and Pipes, Valves, and Industrial Castings segments, corporate-wide cost cuts, and a decrease in pension costs are expected to contribute to the increase in operating income.

The Company also expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥102.0 billion ($953 million), a sharp decrease of ¥59.6 billion from the year under review. The decrease is mainly due to the significant decrease in other income—net as a result of a government subsidy recorded in the year under review. Accordingly, net income is forecast to be ¥58.0 billion ($542 million), down ¥59.9 billion from the year under review. (These forecasts anticipate an exchange rate of ¥103=US$1.)

10. RECENT EVENT

On May 13, 2005, the Company resolved at the Board of Directors Meeting to retire 39.0 million shares of treasury stock on June 30, 2005.

Cautionary Statements with Respect to Forward-Looking Statements

This document may contain forward-looking statements that are based on management's expectations, estimates, projections, and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation, general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

■ SEGMENT INFORMATION

The following segment information for the years ended March 31, 2005 and 2004, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

In December 2003, the Company transferred the building materials business to one of its affiliated companies. Accordingly, the "Building Materials & Housing" segment was considered immaterial, and was included in the "Other" segment. The industry segment information for the year ended March 31, 2004 has been reclassified to conform with the industry segment information for the year ended March 31, 2005.

Industry Segments

	Millions of Yen						
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	**¥582,664**	**¥170,629**	**¥117,633**	**¥112,300**	**¥ 983,226**	**¥ —**	**¥ 983,226**
Intersegment	**88**	**8,237**	**249**	**14,956**	**23,530**	**(23,530)**	**—**
Total	**582,752**	**178,866**	**117,882**	**127,256**	**1,006,756**	**(23,530)**	**983,226**
Cost of sales and operating expenses	**503,596**	**167,391**	**112,167**	**117,848**	**901,002**	**(10,075)**	**890,927**
Operating income	**¥ 79,156**	**¥ 11,475**	**¥ 5,715**	**¥ 9,408**	**¥ 105,754**	**¥ (13,455)**	**¥ 92,299**
Identifiable assets at March 31, 2005	**¥614,123**	**¥190,669**	**¥105,890**	**¥100,874**	**¥1,011,556**	**¥181,500**	**¥1,193,056**
Depreciation	**14,154**	**6,368**	**930**	**1,678**	**23,130**	**2,338**	**25,468**
Capital expenditures	**17,482**	**1,823**	**358**	**1,388**	**21,051**	**5,046**	**26,097**

	Millions of Yen						
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	¥501,551	¥175,178	¥115,721	¥137,787	¥930,237	¥ —	¥ 930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—
Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237
Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388
Operating income (loss)	¥ 54,024	¥ (5,682)	¥ 131	¥ (7,812)	¥ 40,661	¥ (18,812)	¥ 21,849
Identifiable assets at March 31, 2004	¥512,885	¥204,764	¥101,086	¥109,829	¥928,564	¥195,661	¥1,124,225
Depreciation	12,713	7,440	927	3,777	24,857	2,397	27,254
Capital expenditures	13,096	2,504	2,711	2,117	20,428	968	21,396

	Thousands of U.S. Dollars						
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:							
Unaffiliated customers	**$5,445,458**	**$1,594,664**	**$1,099,374**	**$1,049,532**	**$9,189,028**	**$ —**	**$ 9,189,028**
Intersegment	**823**	**76,981**	**2,327**	**139,776**	**219,907**	**(219,907)**	**—**
Total	**5,446,281**	**1,671,645**	**1,101,701**	**1,189,308**	**9,408,935**	**(219,907)**	**9,189,028**
Cost of sales and operating expenses	**4,706,505**	**1,564,402**	**1,048,290**	**1,101,383**	**8,420,580**	**(94,159)**	**8,326,421**
Operating income	**$ 739,776**	**$ 107,243**	**$ 53,411**	**$ 87,925**	**$ 988,355**	**$ (125,748)**	**$ 862,607**
Identifiable assets at March 31, 2005	**$5,739,467**	**$1,781,953**	**$ 989,626**	**$ 942,748**	**$9,453,794**	**$1,696,262**	**$11,150,056**
Depreciation	**132,280**	**59,514**	**8,692**	**15,682**	**216,168**	**21,851**	**238,019**
Capital expenditures	**163,383**	**17,037**	**3,346**	**12,972**	**196,738**	**47,159**	**243,897**

Geographic Segments

Year Ended March 31, 2005	Millions of Yen					
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	**¥659,283**	**¥232,135**	**¥91,808**	**¥ 983,226**	**¥ —**	**¥ 983,226**
Intersegment	**193,242**	**3,000**	**2,792**	**199,034**	**(199,034)**	**—**
Total	**852,525**	**235,135**	**94,600**	**1,182,260**	**(199,034)**	**983,226**
Cost of sales and operating expenses	**772,886**	**215,044**	**87,207**	**1,075,137**	**(184,210)**	**890,927**
Operating income	**¥ 79,639**	**¥ 20,091**	**¥ 7,393**	**¥ 107,123**	**¥ (14,824)**	**¥ 92,299**
Identifiable assets at March 31, 2005	**¥746,627**	**¥259,218**	**¥64,737**	**¥1,070,582**	**¥ 122,474**	**¥1,193,056**

Year Ended March 31, 2004	Millions of Yen					
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	¥675,442	¥188,767	¥66,028	¥ 930,237	¥ —	¥ 930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—
Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237
Cost of sales and operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388
Operating income	¥ 15,025	¥ 19,228	¥ 4,639	¥ 38,892	¥ (17,043)	¥ 21,849
Identifiable assets at March 31, 2004	¥752,041	¥177,163	¥44,290	¥ 973,494	¥ 150,731	¥1,124,225

Year Ended March 31, 2005	Thousands of U.S. Dollars					
	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:						
Unaffiliated customers	**$6,161,524**	**$2,169,486**	**$858,018**	**$ 9,189,028**	**$ —**	**$ 9,189,028**
Intersegment	**1,806,000**	**28,037**	**26,094**	**1,860,131**	**(1,860,131)**	**—**
Total	**7,967,524**	**2,197,523**	**884,112**	**11,049,159**	**(1,860,131)**	**9,189,028**
Cost of sales and operating expenses	**7,223,234**	**2,009,757**	**815,019**	**10,048,010**	**(1,721,589)**	**8,326,421**
Operating income	**$ 744,290**	**$ 187,766**	**$ 69,093**	**$ 1,001,149**	**$ (138,542)**	**$ 862,607**
Identifiable assets at March 31, 2005	**$6,977,822**	**$2,422,598**	**$605,019**	**$10,005,439**	**$ 1,144,617**	**$11,150,056**

Sales by Region

Years Ended March 31, 2005 and 2004	Millions of Yen				Thousands of U.S. Dollars
	2005		2004		**2005**
Japan	**¥637,902**	**64.9%**	¥643,346	69.2%	**$5,961,701**
Overseas:					
North America	**232,631**	**23.6**	189,273	20.3	**2,174,121**
Other Areas	**112,693**	**11.5**	97,618	10.5	**1,053,206**
Subtotal	**345,324**	**35.1**	286,891	30.8	**3,227,327**
Total	**¥983,226**	**100.0%**	¥930,237	100.0%	**$9,189,028**

Sales by region represent sales to unaffiliated customers based on the customers' locations.

CONSOLIDATED BALANCE SHEETS

Kubota Corporation and Subsidiaries March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2005**	2004 As Restated (Note 17)	**2005**
Current assets:			
Cash and cash equivalents	**¥ 74,563**	¥ 81,221	**$ 696,850**
Short-term investments (Note 4)	**—**	3,001	**—**
Notes and accounts receivable (Notes 1, 3, 5 and 15):			
Trade notes	**72,517**	73,834	**677,729**
Trade accounts	**248,338**	227,021	**2,320,916**
Less: Allowance for doubtful notes and accounts receivable	**(2,257)**	(2,408)	**(21,093)**
Short-term finance receivables—net (Notes 1, 5 and 15)	**50,921**	26,876	**475,897**
Inventories (Note 2)	**155,146**	142,973	**1,449,963**
Other current assets (Notes 9 and 15)	**76,143**	61,909	**711,617**
Total current assets	**675,371**	614,427	**6,311,879**
Investments and long-term finance receivables:			
Investments in and advances to affiliated companies (Note 3)	**11,808**	12,982	**110,355**
Other investments (Notes 4 and 5)	**146,979**	148,482	**1,373,636**
Long-term finance receivables—net (Notes 1, 5 and 15)	**80,725**	47,964	**754,439**
Total investments and long-term finance receivables	**239,512**	209,428	**2,238,430**
Property, plant, and equipment (Note 5):			
Land	**83,031**	81,671	**775,990**
Buildings	**200,173**	200,535	**1,870,776**
Machinery and equipment	**359,659**	364,572	**3,361,299**
Construction in progress	**4,499**	2,313	**42,047**
Total	**647,362**	649,091	**6,050,112**
Accumulated depreciation	**(427,612)**	(426,345)	**(3,996,374)**
Net property, plant, and equipment	**219,750**	222,746	**2,053,738**
Other assets (Notes 1 and 9)	**58,423**	77,624	**546,009**
Total	**¥1,193,056**	¥1,124,225	**$11,150,056**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	Millions of Yen 2004 As Restated (Note 17)	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term borrowings (Note 5)	**¥ 119,802**	¥ 85,999	**$ 1,119,645**
Trade notes payable	**33,675**	35,309	**314,720**
Trade accounts payable	**183,367**	158,397	**1,713,710**
Advances received from customers	**4,104**	6,026	**38,355**
Notes and accounts payable for capital expenditures	**9,094**	7,747	**84,991**
Accrued payroll costs	**23,616**	23,519	**220,710**
Accrued expenses	**24,998**	21,545	**233,626**
Income taxes payable	**12,223**	15,179	**114,234**
Other current liabilities (Note 14)	**26,289**	25,101	**245,691**
Current portion of long-term debt (Note 5)	**66,877**	35,858	**625,019**
Total current liabilities	**504,045**	414,680	**4,710,701**
Long-term liabilities:			
Long-term debt (Note 5)	**117,488**	144,845	**1,098,019**
Accrued retirement and pension costs (Note 6)	**65,836**	143,679	**615,290**
Other long-term liabilities (Note 9)	**3,093**	14,293	**28,906**
Total long-term liabilities	**186,417**	302,817	**1,742,215**
Commitments and contingencies (Note 14)			
Minority interests	**21,575**	15,646	**201,635**
Shareholders' equity (Notes 7 and 11):			
Common stock,			
authorized 1,931,000,000 shares and 2,000,000,000 shares in 2005 and 2004, respectively			
outstanding 1,300,413,082 shares and 1,340,197,124 shares in 2005 and 2004, respectively	**78,156**	78,156	**730,430**
Additional paid-in capital	**87,263**	87,263	**815,542**
Legal reserve	**19,539**	19,539	**182,607**
Retained earnings	**290,187**	204,156	**2,712,028**
Accumulated other comprehensive income	**27,507**	26,075	**257,075**
Treasury stock (40,395,896 shares and 69,611,854 shares in 2005 and 2004, respectively), at cost	**(21,633)**	(24,107)	**(202,177)**
Total shareholders' equity	**481,019**	391,082	**4,495,505**
Total	**¥1,193,056**	¥1,124,225	**$11,150,056**

CONSOLIDATED STATEMENTS OF INCOME

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	**2005**
Net sales (Note 3)	**¥983,226**	¥930,237	¥926,145	**$9,189,028**
Cost of sales	**713,312**	701,727	695,571	**6,666,468**
Selling, general, and administrative expenses	**181,727**	199,768	181,353	**1,698,383**
Loss (gain) from disposal and impairment of businesses and fixed assets (Note 13)	**(4,112)**	6,893	19,608	**(38,430)**
Operating income	**92,299**	21,849	29,613	**862,607**
Other income (expenses):				
Interest and dividend income	**9,488**	7,264	7,622	**88,673**
Interest expense	**(4,699)**	(4,286)	(4,818)	**(43,916)**
Valuation losses on short-term and other investments	**(423)**	(1,083)	(24,822)	**(3,953)**
Subsidy from the government (Note 6)	**58,571**	—	—	**547,393**
Other—net (Note 8)	**6,325**	3,353	(1,439)	**59,112**
Other income (expenses), net	**69,262**	5,248	(23,457)	**647,309**
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	**161,561**	27,097	6,156	**1,509,916**
Income taxes (Note 9):				
Current	**28,917**	29,255	21,538	**270,252**
Deferred	**13,625**	(15,554)	(9,242)	**127,337**
Total income taxes	**42,542**	13,701	12,296	**397,589**
Minority interests in earnings of subsidiaries	**3,442**	2,476	2,097	**32,168**
Equity in net income of affiliated companies (Note 3)	**2,324**	780	233	**21,720**
Net income (loss)	**¥117,901**	¥ 11,700	¥ (8,004)	**$1,101,879**

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 10):				
Basic	**¥89.11**	¥8.72	¥(5.84)	**$0.83**
Diluted	**86.83**	8.53	(5.84)	**0.81**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	**2005**
Net income (loss)	**¥117,901**	¥11,700	¥ (8,004)	**$1,101,879**
Other comprehensive income (loss), net of tax (Note 11):				
Foreign currency translation adjustments	**(1,468)**	(7,535)	(6,366)	**(13,720)**
Unrealized gains (losses) on securities	**517**	43,368	(11,602)	**4,832**
Minimum pension liability adjustment	**3,492**	37,565	(30,386)	**32,636**
Unrealized gains (losses) on derivatives	**(1,109)**	772	131	**(10,365)**
Other comprehensive income (loss)	**1,432**	74,170	(48,223)	**13,383**
Comprehensive income (loss)	**¥119,333**	¥85,870	¥(56,227)	**$1,115,262**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, and 2003

		Millions of Yen					
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2002	1,390,419	¥78,156	¥87,263	¥19,539	¥216,810	¥ 128	¥ (6,926)
Net loss					(8,004)		
Other comprehensive loss						(48,223)	
Cash dividends, ¥6 per common share					(8,289)		
Purchases of treasury stock	(44,969)						(15,011)
Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					11,700		
Other comprehensive income						74,170	
Cash dividends, ¥6 per common share					(8,061)		
Purchases of treasury stock	(5,253)						(2,170)
Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					**117,901**		
Other comprehensive income						**1,432**	
Cash dividends, ¥6 per common share					**(7,989)**		
Purchases of treasury stock	**(39,784)**						**(21,407)**
Retirement of treasury stock					**(23,881)**		**23,881**
Balance, March 31, 2005	**1,300,413**	**¥78,156**	**¥87,263**	**¥19,539**	**¥290,187**	**¥ 27,507**	**¥(21,633)**

	Thousands of U.S. Dollars (Note 1)					
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2004	$730,430	$815,542	$182,607	$1,908,000	$243,692	$(225,299)
Net income				**1,101,879**		
Other comprehensive income					**13,383**	
Cash dividends, $0.06 per common share				**(74,664)**		
Purchases of treasury stock						**(200,065)**
Retirement of treasury stock				**(223,187)**		**223,187**
Balance, March 31, 2005	**$730,430**	**$815,542**	**$182,607**	**$2,712,028**	**$257,075**	**$(202,177)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kubota Corporation and Subsidiaries Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	**2005**
Operating activities:				
Net income (loss)	**¥ 117,901**	¥ 11,700	¥ (8,004)	**$ 1,101,879**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	**25,808**	27,755	38,804	**241,196**
Provision for doubtful receivables	**79**	783	961	**738**
Provision for (reversal of) accrued retirement and pension costs	**(7,306)**	48,516	(4,416)	**(68,280)**
Subsidy from the government	**(58,571)**	—	—	**(547,393)**
Loss (gain) on sales of securities	**(1,604)**	(3,161)	5	**(14,991)**
Valuation losses on short-term and other investments	**423**	1,083	24,822	**3,953**
Loss on disposals of fixed assets	**1,341**	4,122	2,484	**12,533**
Impairment loss on fixed assets	**1,095**	1,263	17,403	**10,234**
Equity in net income of affiliated companies	**(2,324)**	(780)	(233)	**(21,720)**
Deferred income taxes	**13,625**	(15,554)	(9,242)	**127,337**
Change in assets and liabilities, net of effects from sales and transfer of businesses:				
(Increase) decrease in notes and accounts receivable	**(19,540)**	48,241	36,917	**(182,617)**
(Increase) decrease in inventories	**(8,129)**	6,954	2,455	**(75,972)**
Increase in other current assets	**(15,159)**	(15,812)	(5,637)	**(141,673)**
Increase (decrease) in trade notes and accounts payable	**22,404**	(9,521)	(20,315)	**209,383**
Increase (decrease) in income taxes payable	**(3,363)**	5,195	(2,332)	**(31,430)**
Increase (decrease) in other current liabilities	**3,151**	310	(3,340)	**29,449**
Other	**(2,923)**	(1,519)	(1,038)	**(27,318)**
Net cash provided by operating activities	**66,908**	109,575	69,294	**625,308**
Investing activities:				
Purchases of fixed assets	**(20,818)**	(26,493)	(33,838)	**(194,561)**
Purchases of investments and change in advances	**(495)**	9,257	(2,056)	**(4,626)**
Proceeds from sales of property, plant, and equipment	**2,769**	3,129	1,803	**25,878**
Proceeds from sales of investments	**2,981**	8,182	5,153	**27,860**
Proceeds from sale of business	**1,117**	2,562	—	**10,439**
Increase in finance receivables	**(119,878)**	(115,117)	(73,487)	**(1,120,355)**
Collection of finance receivables	**53,575**	31,192	27,554	**500,701**
Sales of finance receivables	**5,208**	50,019	40,892	**48,673**
Net (increase) decrease in short-term investments	**3,001**	(2,991)	1,384	**28,047**
Cash transferred in sale of a business	**(6,048)**	—	—	**(56,523)**
Other	**360**	(117)	(39)	**3,364**
Net cash used in investing activities	**(78,228)**	(40,377)	(32,634)	**(731,103)**
Financing activities:				
Proceeds from issuance of long-term debt	**39,582**	37,128	65,627	**369,925**
Repayments of long-term debt	**(39,081)**	(74,171)	(45,447)	**(365,243)**
Net increase (decrease) in short-term borrowings	**34,453**	(7,489)	(26,548)	**321,991**
Cash dividends	**(7,989)**	(8,061)	(8,289)	**(74,664)**
Purchases of treasury stock	**(21,451)**	(2,223)	(15,011)	**(200,476)**
Other	**(1,006)**	(281)	(341)	**(9,402)**
Net cash provided by (used in) financing activities	**4,508**	(55,097)	(30,009)	**42,131**
Effect of exchange rate changes on cash and cash equivalents	**154**	(242)	(272)	**1,439**
Net increase (decrease) in cash and cash equivalents	**(6,658)**	13,859	6,379	**(62,225)**
Cash and cash equivalents, beginning of year	**81,221**	67,362	60,983	**759,075**
Cash and cash equivalents, end of year	**¥ 74,563**	¥ 81,221	¥ 67,362	**$ 696,850**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the "parent company") and subsidiaries (collectively the "Company") are one of Japan's leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 19 plants in Japan and at 6 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP") with the exception of FASB Emerging Issues Task Force ("EITF") Issue No. 91-5, "Nonmonetary Exchange of Cost-Method Investments" (see **Investments**). The presentation of segment information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2004 and 2003 to conform with classifications used in 2005.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2005 of ¥107=US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entities (VIEs) as defined by the FASB Interpretation No. 46 (revised December 2003) are included in the consolidated financial statements, if applicable. Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the "affiliated companies") are accounted for using the equity method of accounting.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52,"Foreign Currency Translation," assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Finance Receivables

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to eight years, with interest at rates ranging from 0.0% to 14.5% per annum.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for doubtful receivables is based on historical collection trends and management's judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an other comprehensive income item of shareholders' equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

On April 1, 1996, The Bank of Tokyo, Ltd. ("BOT") and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi Tokyo Financial Group, Inc.) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million for the year ended March 31, 2003 and net income would have increased by ¥3,081 million for the year ended March 31, 1997. There would have been no impact on operating results for the years ended March 31, 2005, and 2004. Retained earnings would have decreased by ¥380 million ($3,551 thousand) at March 31, 2005, 2004, and 2003, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on sales and impairment of the investment through 2003.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor's products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later).

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company's policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company evaluates long-lived assets to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2005, 2004, and 2003, time deposits with original maturities of three months or less amounting to ¥3,333 million ($31,150 thousand), ¥7,866 million, and ¥14,945 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,401 million ($41,131 thousand), ¥4,459 million, and ¥4,759 million, and for income taxes amounted to ¥32,092 million ($299,925 thousand), ¥24,030 million, and ¥24,117 million in 2005, 2004, and 2003, respectively.

In June 2004, the Company retired treasury stock of ¥23,881 million ($223,187 thousand).

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, and accruals for employee retirement and pension plans. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In March 2004, EITF reached a consensus on EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable equity securities accounted for under the cost method. FASB issued FASB Staff Position EITF Issue 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement of provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In November 2004, FASB issued SFAS No. 151,"Inventory Costs, an amendment of ARB No. 43 ("ARB 43"), Chapter 4" in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29." This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company's consolidated results of operations and financial position.

Reclassification of Retail Finance Receivables in the Consolidated Statements of Cash Flows and in the Consolidated Balance Sheet

Activity related to the retail finance receivables in the consolidated statements of cash flows was previously classified into operating activities as "(Increase) decrease in notes and accounts receivable." The Company reconsidered its classification of the cash flow activity related to loans provided by finance subsidiaries to customers of independent dealers of the Company's products and currently classifies such activity into investing activities pursuant to the FASB No. 95, "Statement of Cash Flows" and in consideration of industry standards as "Increase in finance receivables," "Collection of finance receivables," and "Sales of finance receivables" in the consolidated statements of cash flows.

Additionally, the Company previously reflected loans provided by a finance subsidiary to customers of Company-owned dealers as "Finance receivables" in its consolidated balance sheet. The Company reconsidered its classification and currently presents the current portion of such receivables as "Trade accounts receivable" and the long-term portion as "Other assets" as such receivables consist of balances due from direct customers of the Company in connection with the sale of the Company's products. The remaining balance in the current and long-term portion of "Finance receivables," after such reclassification, is comprised of loans provided by finance subsidiaries to customers of independent dealers of the Company's products. The reclassification has been made to the presentation of the prior years' balance sheet and the statements of cash flows to conform with classifications used for the year ended March 31, 2005.

The impact of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the years ended March 31, 2004 and 2003 is as follows:

Consolidated Statements of Cash Flows

	Millions of Yen					
	2004			2003		
	Previous Classification	Reclassification	As Reclassified	Previous Classification	Reclassification	As Reclassified
Provision for doubtful receivables	¥ 728	¥ 55	¥ 783	¥ 817	¥ 144	¥ 961
Decrease in notes and accounts receivable	13,439	34,802	48,241	31,649	5,268	36,917
Other	(568)	(951)	(1,519)	(667)	(371)	(1,038)
Net cash provided by operating activities	75,669	33,906	109,575	64,253	5,041	69,294
Increase in finance receivables	—	(115,117)	(115,117)	—	(73,487)	(73,487)
Collection of finance receivables	—	31,192	31,192	—	27,554	27,554
Sales of finance receivables	—	50,019	50,019	—	40,892	40,892
Net cash used in investing activities	(6,471)	(33,906)	(40,377)	(27,593)	(5,041)	(32,634)

The impact of the reclassification of the affected line items in the consolidated balance sheet at March 31, 2004 is disclosed in Note 17.

2. INVENTORIES

Inventories at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Manufacturing:			
Finished products	**¥ 93,576**	¥ 85,434	**$ 874,542**
Spare parts	**18,516**	17,547	**173,047**
Work in process	**21,658**	20,640	**202,411**
Raw materials and supplies	**17,362**	14,865	**162,262**
Subtotal	**151,112**	138,486	**1,412,262**
Real estate:			
Completed projects, land to be developed, and projects under development	**4,034**	4,487	**37,701**
	¥155,146	¥142,973	**$1,449,963**

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥363 million in 2004, due to the slumping real estate market in Japan. This amount was included in cost of sales in the consolidated statement of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Investments	**¥11,558**	¥12,385	**$108,019**
Advances	**250**	597	**2,336**
	¥11,808	¥12,982	**$110,355**

A summary of financial information of affiliated companies is as follows:

At March 31, 2005 and 2004	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005
Current assets	**¥ 66,245**	¥ 77,416	**$ 619,112**
Noncurrent assets	**54,342**	62,084	**507,869**
Total assets	**120,587**	139,500	**1,126,981**
Current liabilities	**63,076**	70,944	**589,495**
Noncurrent liabilities	**29,102**	37,162	**271,981**
Net assets	**¥ 28,409**	¥ 31,394	**$ 265,505**

Years ended March 31, 2005, 2004, and 2003	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005
Net sales	**¥222,753**	¥153,819	¥174,233	**$2,081,804**
Cost of sales	**165,050**	115,154	133,671	**1,542,523**
Other income—net	**722**	995	1,860	**6,748**
Net income	**4,886**	2,236	1,711	**45,664**

Trade notes and accounts receivable from affiliated companies at March 31, 2005 and 2004 were ¥22,729 million ($212,421 thousand) and ¥23,875 million, respectively.

Sales to affiliated companies aggregated ¥64,465 million ($602,477 thousand), ¥74,886 million, and ¥82,433 million for the years ended March 31, 2005, 2004, and 2003, respectively.

Cash dividends received from affiliated companies were ¥28 million ($262 thousand), ¥486 million, and ¥523 million for the years ended March 31, 2005, 2004, and 2003, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2005 and 2004 were as follows:

	Millions of Yen							
	2005				2004			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:								
Available-for-sale:								
Corporate debt securities	**¥ —**	**¥ —**	**¥ —**	**¥ —**	¥ 3,001	¥ 3,001	¥ —	¥ —
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**22,040**	**87,232**	**65,193**	**1**	22,307	89,682	67,375	—
Other equity securities	**19,812**	**47,423**	**27,717**	**106**	19,431	44,463	25,289	257
Government debt securities	**—**	**—**	**—**	**—**	795	845	50	—
Corporate debt securities	**813**	**820**	**12**	**5**	813	850	37	—
	¥42,665	**¥135,475**	**¥92,922**	**¥112**	¥46,347	¥138,841	¥92,751	¥257

	Thousands of U.S. Dollars			
	2005			
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Short-term investments:				
Available-for-sale:				
Corporate debt securities	**$ —**	**$ —**	**$ —**	**$ —**
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**205,981**	**815,252**	**609,280**	**9**
Other equity securities	**185,159**	**443,205**	**259,037**	**991**
Government debt securities	**—**	**—**	**—**	**—**
Corporate debt securities	**7,598**	**7,664**	**113**	**47**
	$398,738	**$1,266,121**	**$868,430**	**$1,047**

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2005 and 2004 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen							
	2005				2004			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:								
Available-for-sale:								
Equity securities of financial institutions	**¥ 9**	**¥ 1**	**¥—**	**¥—**	¥ —	¥—	¥ —	¥ —
Other equity securities	**1,865**	**106**	**—**	**—**	328	26	1,103	231
Corporate debt securities	**0**	**5**	**—**	**—**	—	—	—	—
	¥1,874	**¥112**	**¥—**	**¥—**	¥328	¥26	¥1,103	¥231

	Thousands of U.S. Dollars			
	2005			
	Less than 12 months		12 months or longer	
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:				
Available-for-sale:				
Equity securities of financial institutions	**$ 84**	**$ 9**	**$—**	**$—**
Other equity securities	**17,430**	**991**	**—**	**—**
Corporate debt securities	**0**	**47**	**—**	**—**
	$17,514	**$1,047**	**$—**	**$—**

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005
Proceeds from sales	**¥2,981**	¥8,182	¥5,153	**$27,860**
Gross realized gains	**1,821**	3,228	654	**17,019**
Gross realized losses	**(217)**	(67)	(659)	**(2,028)**

At March 31, 2005, the cost of debt securities classified as available-for-sale was ¥800 million ($7,477 thousand) and such securities mature in 2011.

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,504 million ($107,514 thousand) and ¥12,642 million at March 31, 2005 and 2004, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2005, 2004, and 2003, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥423 million ($3,953 thousand), ¥1,083 million, and ¥24,822 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 consisted of notes payable to banks of ¥113,802 million ($1,063,570 thousand) and commercial paper of ¥6,000 million ($56,075 thousand). Short-term borrowings at March 31, 2004 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.02% to 2.70% and from 0.29% to 1.68% at March 31, 2005 and 2004, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2005 and 2004 were 1.7% and 0.9%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($280,374 thousand) at March 31, 2005 and 2004, respectively. The Company had no outstanding balances as of March 31, 2005 and 2004 related to lines of credit.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Due in Years Ending March 31	**2005**	2004	**2005**
Unsecured bonds:				
1.8% yen bonds	2006	**¥ 10,000**	¥ 10,000	**$ 93,458**
Unsecured convertible bonds:				
0.85% yen bonds	2005	**—**	19,513	**—**
0.9% yen bonds	2006	**18,627**	18,627	**174,084**
Loans, principally from banks and insurance companies, maturing on various dates through 2015:				
Collateralized		**16,662**	—	**155,720**
Unsecured		**134,235**	128,773	**1,254,533**
Capital lease obligations		**4,841**	3,790	**45,243**
Total		**184,365**	180,703	**1,723,038**
Less current portion		**(66,877)**	(35,858)	**(625,019)**
		¥117,488	¥144,845	**$1,098,019**

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2005 and 2004 were 1.6% and 1.4%, respectively.

Annual maturities of long-term debt at March 31, 2005 were as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2006	¥ 66,877	$ 625,019
2007	34,784	325,084
2008	38,021	355,337
2009	20,138	188,206
2010	17,956	167,813
2011 and thereafter	6,589	61,579
Total	¥184,365	$1,723,038

At March 31, 2005, assets pledged as collateral for debt were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Trade notes	¥ 1,299	$ 12,140
Trade accounts	688	6,430
Finance receivables	53,868	503,439
Other investments	9	84
Property, plant, and equipment	9,919	92,701
Total	¥65,783	$614,794

The above assets were pledged against the following liabilities:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥38,462	$359,458
Current portion of long-term debt	10,056	93,981
Long-term debt	6,606	61,739
Total	¥55,124	$515,178

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2005 totaled 24,222 thousand shares.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments. Benefits to be received under the plan were previously determined based on the rate of pay at the time of termination, length of service, and certain other factors. Effective April 2003, the Company introduced a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and performance.

The parent company also had a contributory defined benefit pension plan covering all of its employees (the "Contributory Plan"). The Contributory Plan consisted of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a defined benefit pension arrangement established at the discretion of management.

Based on a law issued by the Japanese government in June 2001, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. After the approval, the Company made applications for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on September 1, 2004. Based on the approval, the Company transferred the benefit obligation and the related government-specified portion of the plan assets of the Contributory Plan to the government on January 31, 2005.

In accordance with EITF No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the Company recognized the difference of ¥58,571 million ($547,393 thousand) between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million ($103,841 thousand) and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million ($124,916 thousand). The net amount of ¥2,255 million ($21,075 thousand) of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1,511 million ($14,121 thousand) and selling, general, and administrative expenses of ¥744 million ($6,953 thousand).

As a result of the transfer of the substitutional portion, the parent company has a non-contributory defined benefit pension plan covering substantially all of its employees (the "Non-contributory Plan"), which has succeeded the corporate portion of the Contributory Plan. The Non-contributory Plan consists of a lifetime pension plan and a limited annuity plan. Employees who terminate have the option to receive benefits from the Non-contributory Plan in the form of lump-sum payments or annuity payments. Benefits are determined based on the rate of pay at the time of termination, the length of service, and reason for retirement. Annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the Non-contributory Plan. The Non-contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The Company's measurement date of benefit obligations and plan assets is March 31.

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and the Non-contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2005, 2004, and 2003 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Service cost	**¥ 8,343**	¥ 9,458	¥10,128	**$ 77,972**
Interest cost	**7,457**	8,502	9,600	**69,691**
Expected return on plan assets	**(3,129)**	(4,999)	(5,862)	**(29,243)**
Amortization of transition obligation	**—**	1,124	1,615	**—**
Amortization of prior service benefit	**(522)**	(230)	(797)	**(4,878)**
Recognized actuarial loss	**2,047**	52,141	5,591	**19,131**
Derecognition of previously accrued salary progression	**(11,111)**	—	—	**(103,841)**
Settlement loss	**13,366**	—	—	**124,916**
Actuarial periodic benefit cost	**16,451**	65,996	20,275	**153,748**
Employee contributions	**—**	—	(1,005)	**—**
Net periodic benefit cost	**¥16,451**	¥65,996	¥19,270	**$153,748**

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2005	2004
Benefit obligations at March 31:		
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**6.5%**	6.5%

	2005	2004	2003
Net periodic benefit cost for the years ended March 31:			
Discount rate	**2.5%**	2.5%	3.0%
Expected return on plan assets	**3.5%**	3.5%	3.5%
Rate of compensation increase	**6.5%**	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. The Company anticipates that the plan's investments will generate long-term returns of 3.5%, which is based on an asset allocation assumption of 45% of debt securities, with an expected rate of return of 1.0%, and 55% of equity securities, with an expected rate of return of 5.5%. The Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.3%, as significant losses on plan assets were incurred from fiscal 2001 to 2003 caused by the recent market downturn. Based on current economic conditions, the Company expects better returns on its plan assets in the future.

During the year ended March 31, 2005, the Company reviewed the components of plan assets and adopted an asset allocation of 55% on fixed income securities and 45% on equity securities to secure stable returns.

Pension plan weighted-average asset allocations by asset category were as follows:

	2005	2004
Equity securities	**43.6%**	31.5%
Debt securities	**54.4%**	22.7%
Cash related to the transfer of the substitutional portion of employee pension fund liabilities	**—%**	45.1%
Other	**2.0%**	0.7%
	100.0%	100.0%

The Company's investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company's investment objectives.

Plan assets at March 31, 2004 consisted of a significant amount of cash to be tranferred to the government in connection with the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities and assets.

Employer contributions to pension plans for the year ending March 31, 2006 are expected to be ¥14,105 million ($131,822 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2006	¥11,140	$104,112
2007	12,556	117,346
2008	12,932	120,860
2009	13,015	121,636
2010	13,278	124,093
2011–2015	60,054	561,252

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Change in benefit obligations:			
Benefit obligations at beginning of year	**¥ 354,418**	¥ 353,138	**$ 3,312,318**
Service cost, less employee contributions	**8,343**	9,458	**77,972**
Interest cost	**7,457**	8,502	**69,691**
Amendments	**(3,420)**	—	**(31,963)**
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	**(155,466)**	—	**(1,452,953)**
Actuarial (gain) loss	**(9,821)**	1,480	**(91,785)**
Benefits paid (settlement)	**(14,792)**	(4,538)	**(138,243)**
Benefits paid (other)	**(10,611)**	(13,806)	**(99,168)**
Foreign currency exchange rate changes	**142**	184	**1,327**
Benefit obligations at end of year	**¥ 176,250**	¥ 354,418	**$ 1,647,196**
Change in plan assets:			
Fair value of plan assets at beginning of year	**¥ 191,817**	¥ 155,989	**$ 1,792,682**
Actual return on plan assets	**4,344**	37,641	**40,598**
Employer contributions	**14,035**	12,647	**131,168**
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	**(85,784)**	—	**(801,720)**
Benefits paid (settlement)	**(5,868)**	(801)	**(54,841)**
Benefits paid (other)	**(10,611)**	(13,806)	**(99,168)**
Foreign currency exchange rate changes	**127**	147	**1,187**
Fair value of plan assets at end of year	**¥ 108,060**	¥ 191,817	**$ 1,009,906**
Plans' funded status at end of year:			
Funded status	**¥ (68,190)**	¥(162,601)	**$ (637,290)**
Unrecognized actuarial loss	**11,284**	37,733	**105,458**
Unrecognized prior service benefit	**(8,248)**	(5,350)	**(77,084)**
Net amount recognized	**¥ (65,154)**	¥(130,218)	**$ (608,916)**
Amounts recognized in the consolidated balance sheets:			
Accrued retirement and pension costs	**¥ (65,836)**	¥(143,679)	**$ (615,290)**
Prepaid expenses for benefit plans, included in other assets	**682**	601	**6,374**
Intangible assets, included in other assets	**—**	6,869	**—**
Accumulated other comprehensive income	**—**	5,991	**—**
Net amount recognized	**¥ (65,154)**	¥(130,218)	**$ (608,916)**
Accumulated benefit obligations:			
Accumulated benefit obligations at end of year	**¥ 167,954**	¥ 322,944	**$ 1,569,664**
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥ 174,549**	¥ 353,015	**$ 1,631,299**
Accumulated benefit obligations	**166,253**	321,541	**1,553,766**
Fair value of plan assets	**106,227**	190,328	**992,776**

The unrecognized prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 15 years.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants' remaining service period (approximately 15 years).

7. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code requires that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital.

The Code permits companies to transfer a portion of additional paid-in capital and the legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and the legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and the legal reserve which exceeds 25% of stated capital can be transferred to retained earnings which may be available for dividends by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company's books, are reflected in the consolidated financial statements. At March 31, 2005, retained earnings, less treasury stock, recorded on the parent company's books of account were ¥178,097 million ($1,664,458 thousand).

The Code allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company's articles of incorporation or by resolution of the general shareholders' meeting. The Code also allows for the disposal of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or the legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

At the general shareholders' meeting held on June 25, 2004, the articles of incorporation were amended to authorize the Board of Directors to repurchase treasury stock. Approximately 40 million shares amounting to ¥21,407 million ($200,065 thousand) and 5 million shares amounting to ¥2,170 million were purchased during the years ended March 31, 2005 and 2004, respectively.

The Company retired 69 million shares amounting to ¥23,881 million ($223,187 thousand) of treasury stock by resolution of the Board of Directors on May 14, 2004.

On May 13, 2005, the Board of Directors resolved to retire 39 million shares of treasury stock on June 30, 2005.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2005, 2004, and 2003 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Gain (loss) on sales of securities—net	**¥1,604**	¥3,161	¥ (5)	**$14,991**
Foreign exchange (loss) gain—net	**3,597**	(1,534)	(2,482)	**33,617**
Other—net	**1,124**	1,726	1,048	**10,504**
	¥6,325	¥3,353	¥(1,439)	**$59,112**

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2005 and 2004 were as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		2004		**2005**	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for doubtful receivables	**¥ 1,645**	**¥ 55**	¥ 2,010	¥ 47	**$ 15,374**	**$ 514**
Intercompany profits	**9,305**	**—**	8,664	—	**86,963**	**—**
Adjustments of investment securities	**15,465**	**37,692**	11,889	37,597	**144,533**	**352,262**
Write-downs of inventories and fixed assets	**6,145**	**—**	13,541	—	**57,430**	**—**
Enterprise tax	**948**	**—**	1,226	—	**8,860**	**—**
Accrued bonus	**6,250**	**—**	6,193	—	**58,411**	**—**
Retirement and pension costs	**29,340**	**—**	57,261	—	**274,205**	**—**
Unremitted earnings of foreign subsidiaries and affiliates	**—**	**4,403**	—	3,203	**—**	**41,149**
Other temporary differences	**11,322**	**3,987**	11,056	3,696	**105,813**	**37,262**
Tax loss and credit carryforwards	**9,602**	**—**	10,950	—	**89,738**	**—**
Subtotal	**90,022**	**46,137**	122,790	44,543	**841,327**	**431,187**
Less valuation allowance	**3,824**	**—**	22,913	—	**35,738**	**—**
	¥86,198	**¥46,137**	¥ 99,877	¥44,543	**$805,589**	**$431,187**

Net deferred tax balances at March 31, 2005 and 2004 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Other current assets	**¥21,322**	¥22,047	**$199,271**
Other assets	**19,728**	33,961	**184,374**
Other long-term liabilities	**(989)**	(674)	**(9,243)**
Net deferred tax assets	**¥40,061**	¥55,334	**$374,402**

In March 2003, an amendment to Japanese tax regulation was enacted and the normal statutory tax rate was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 included a ¥1,789 million adjustment to record the impact on deferred tax assets and liabilities expected to be realized subsequent to April 1, 2004 for the change in the enacted tax rate.

A valuation allowance is recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2005, 2004, and 2003 were a decrease of ¥19,089 million ($178,402 thousand), an increase of ¥2,154 million, and an increase of ¥4,881 million, respectively. Such changes were due primarily to the realization or nonrealization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2005.

At March 31, 2005, the tax loss carryforwards in the aggregate amounted to approximately ¥23,000 million ($214,953 thousand), which are available to offset future taxable income, and will expire in the period from 2006 through 2010.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2005 differed from the normal Japanese statutory tax rates as follows:

	2005	2004	2003
Normal Japanese statutory tax rates	**40.6%**	42.0%	42.0%
Increase (decrease) in taxes resulting from:			
Increase (decrease) in valuation allowance	**(13.0)**	13.8	108.8
Permanently nondeductible expenses	**0.4**	3.7	14.0
Nontaxable dividend income	**(0.1)**	(0.4)	(3.0)
Inhabitant tax per capita	**0.1**	0.7	3.0
Change in tax rate	**—**	(0.7)	29.1
Extra tax deduction on expenses for research and development	**(1.3)**	(8.1)	—
Other—net	**(0.4)**	(0.4)	5.8
Effective income tax rates	**26.3%**	50.6%	199.7%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2005, 2004, and 2003 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005
Net income (loss)	**¥117,901**	¥11,700	¥(8,004)	**$1,101,879**
Effect of dilutive convertible bonds	**188**	337	—	**1,757**
Diluted net income (loss)	**¥118,089**	¥12,037	¥(8,004)	**$1,103,636**

	Number of Shares (Thousands)		
Weighted average common shares outstanding	**1,323,068**	1,342,386	1,370,382
Effect of dilutive convertible bonds	**36,910**	68,944	—
Diluted common shares outstanding	**1,359,978**	1,411,330	1,370,382

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2005, 2004, and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2005			2005		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:						
Foreign currency translation adjustments arising during period	**¥(1,628)**	**¥ 103**	**¥(1,525)**	**$(15,215)**	**$ 962**	**$(14,253)**
Reclassification adjustment for losses realized in net income	**57**	**—**	**57**	**533**	**—**	**533**
	(1,571)	**103**	**(1,468)**	**(14,682)**	**962**	**(13,720)**
Unrealized gains on securities:						
Unrealized gains on securities arising during period	**2,046**	**(827)**	**1,219**	**19,121**	**(7,729)**	**11,392**
Reclassification adjustment for gains realized in net income	**(1,181)**	**479**	**(702)**	**(11,037)**	**4,477**	**(6,560)**
	865	**(348)**	**517**	**8,084**	**(3,252)**	**4,832**
Minimum pension liability adjustment	**5,991**	**(2,499)**	**3,492**	**55,991**	**(23,355)**	**32,636**
Unrealized losses on derivatives:						
Unrealized losses on derivatives arising during period	**(1,429)**	**591**	**(838)**	**(13,355)**	**5,523**	**(7,832)**
Reclassification adjustments for gains realized in net income	**(456)**	**185**	**(271)**	**(4,262)**	**1,729**	**(2,533)**
	(1,885)	**776**	**(1,109)**	**(17,617)**	**7,252**	**(10,365)**
Other comprehensive income	**¥ 3,400**	**¥(1,968)**	**¥ 1,432**	**$ 31,776**	**$(18,393)**	**$13,383**

	Millions of Yen		
	2004		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (7,786)	¥ 211	¥ (7,575)
Reclassification adjustment for losses realized in net income	40	—	40
	(7,746)	211	(7,535)
Unrealized gains on securities:			
Unrealized gains on securities arising during period	75,094	(30,492)	44,602
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)
	73,016	(29,648)	43,368
Minimum pension liability adjustment	64,797	(27,232)	37,565
Unrealized gains on derivatives:			
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)
	1,327	(555)	772
Other comprehensive income	¥131,394	¥(57,224)	¥74,170

	Millions of Yen		
	2003		
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (6,482)	¥ 316	¥ (6,166)
Reclassification adjustment for gains realized in net income	(200)	—	(200)
	(6,682)	316	(6,366)
Unrealized losses on securities:			
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400
	(20,000)	8,398	(11,602)
Minimum pension liability adjustment	(52,389)	22,003	(30,386)
Unrealized gains on derivatives:			
Unrealized gains on derivatives arising during period	1,043	(442)	601
Reclassification adjustments for gains realized in net income	(811)	341	(470)
	232	(101)	131
Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen				
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2004	¥(11,445)	¥40,499	¥(3,492)	¥ 513	¥26,075
Current—period change	(1,468)	517	3,492	(1,109)	1,432
Balance, March 31, 2005	¥(12,913)	¥41,016	¥ —	¥ (596)	¥27,507

	Thousands of U.S. Dollars				
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2004	$(106,962)	$378,495	$(32,636)	$ 4,795	$243,692
Current—period change	(13,720)	4,832	32,636	(10,365)	13,383
Balance, March 31, 2005	$(120,682)	$383,327	$ —	$ (5,570)	$257,075

12. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company's foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company's derivative financial instruments related to foreign currency exchange transactions as of March 31, 2005, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

Maturities, Years Ending March 31		Millions of Yen 2006	Thousands of U.S. Dollars 2006
Sell U.S. Dollar, buy Yen	Receive	¥37,377	$349,318
	Pay	38,306	358,000
Sell Euro, buy Yen	Receive	11,201	104,682
	Pay	11,437	106,888
Sell Sterling Pound, buy Euro	Receive	1,375	12,850
	Pay	1,340	12,523
Sell Baht, buy Yen	Receive	875	8,178
	Pay	883	8,252
Sell Baht, buy U.S. Dollar	Receive	222	2,075
	Pay	225	2,103
Sell Yen, buy U.S. Dollar	Receive	102	953
	Pay	102	953

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company's interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2005, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount	
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2006	1.43%	1.74%	¥33,997	$317,729
2007	1.06	1.58	19,353	180,869
2008	0.44	1.01	8,573	80,121
2009	0.20	0.81	4,500	42,056

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net losses on derivatives included in accumulated other comprehensive loss of ¥596 million ($5,570 thousand) at March 31, 2005 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company's short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2005 and 2004:

	Millions of Yen				Thousands of U.S. Dollars	
	2005		2004		**2005**	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:						
Finance receivables—net	**¥ 131,646**	**¥ 126,164**	¥ 74,840	¥ 68,788	**$ 1,230,336**	**$ 1,179,103**
Financial liabilities:						
Long-term debt	**(179,524)**	**(178,584)**	(176,913)	(176,384)	**(1,677,794)**	**(1,669,009)**
Derivative financial instruments recorded as (liabilities) assets:						
Foreign exchange instruments	**(902)**	**(902)**	1,006	1,006	**(8,430)**	**(8,430)**
Interest rate swaps and other instruments	**(98)**	**(98)**	(131)	(131)	**(916)**	**(916)**

Short-term and other investments are disclosed in Note 4.

The fair values of finance receivables and long-term debt are based on discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

A certain level of group concentrations of the Company's business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

13. SUPPLEMENTAL EXPENSE INFORMATION

Selling, General, and Administrative Expenses

Amounts of certain costs and expenses for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Research and development expenses	**¥21,963**	¥23,261	¥26,405	**$205,262**
Advertising costs	**9,586**	9,638	9,534	**89,589**
Shipping and handling costs	**40,412**	39,137	37,725	**377,682**

Loss (Gain) from Disposal and Impairment of Businesses and Fixed Assets

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a loss of ¥1,095 million ($10,234 thousand) resulting from the impairment of long-lived assets and a gain of ¥6,548 million ($61,196 thousand) resulting mainly from the sale of two subsidiaries. The Company recognized a gain of ¥5,526 million ($51,645 thousand) for the sale of a company which operates a golf course. Also the Company recorded a gain of ¥1,573 million ($14,701 thousand) related to the sale of a company which is involved in a rental computer server service.

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million resulting from the impairment of long-lived assets and a loss of ¥4,122 million resulting primarily from the disposal of certain fixed assets related to the roofing and siding materials business.

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

14. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2005 approximated ¥1,155 million ($10,794 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars	
Years ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2006	¥2,428	¥ 334	$22,692	$ 3,121
2007	1,302	267	12,168	2,496
2008	957	246	8,944	2,299
2009	114	162	1,065	1,514
2010	75	83	701	776
2011 and thereafter	50	386	467	3,607
Total minimum lease payments	4,926	¥1,478	46,037	$13,813
Less: amounts representing interest	(85)		(794)	
Present value of net minimum capital lease payments	¥4,841		$45,243	

Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2005, 2004, and 2003 were ¥7,029 million ($65,692 thousand), ¥8,553 million, and ¥8,182 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company is also contingently liable as guarantor of the housing loans of employees. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers and of 1 year to 20 years for employees with housing loans.

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Borrowings of distributors and customers	¥1,224	$11,439
Housing loans of employees	1,755	16,402
Total	¥2,979	$27,841

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Balance at beginning of year	**¥ 2,209**	¥ 1,748	**$ 20,645**
Addition	**3,663**	4,978	**34,234**
Utilization	**(3,138)**	(3,293)	**(29,327)**
Other	**(16)**	(1,224)	**(150)**
Balance at end of year	**¥ 2,718**	¥ 2,209	**$ 25,402**

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the "FTCJ") began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2005. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company's results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

15. SALE OF ACCOUNTS RECEIVABLE

The Company sells trade and finance receivables to investors through bankruptcy-remote independent revolving-period securitization trusts. As of March 31, 2005, the Company has agreements to sell up to ¥33,740 million ($315,327 thousand) of trade receivables and an unspecified amount of finance receivables, subject to the approval of the trusts.

The Company sold trade receivables, net of loss reserves, totaling ¥84,504 million ($789,757 thousand), ¥69,218 million and ¥37,746 million during the years ended March 31, 2005, 2004, and 2003, respectively. The Company sold finance receivables, net of loss reserves, totaling ¥5,752 million ($53,757 thousand), ¥50,338 million and ¥43,840 million during the years ended March 31, 2005, 2004, and 2003, respectively.

The Company did not recognize any gains or losses from the sale of trade receivables for the years ended March 31, 2005, 2004, and 2003. The Company's sales of financial receivables resulted in a net gain of ¥129 million ($1,206 thousand), ¥902 million and ¥752 million during the years ended March 31, 2005, 2004, and 2003, respectively.

Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold accounts receivable. At the time the receivables are sold under the securitization program, the balances are removed from the consolidated balance sheet of the Company. In determining the gain or loss for each qualifying sale of receivables, the investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale.

The Company retains a residual interest in sold receivables, which represents residual payments received in excess of payments due to the investor. Retained interests are recorded at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing yield, estimated credit losses, contractual servicing rates and the average life of the transferred receivables.

The Company's residual interest in trade and financial receivables at March 31, 2005 and 2004 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	**2005**
Residual interest in trade receivables	**¥37,332**	¥23,080	**$348,897**
Residual interest in finance receivables	**6,376**	6,262	**59,589**

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company's assets for failure of debtors to pay when due.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2005	2004
Trade receivables:		
Weighted average life (months)	**6.5**	6.5
Expected credit losses	**0.2%**	0.2%
Expected net dilution	**9.4%**	4.2%
Finance receivables:		
Weighted-average life (months)	**50.4**	49.6
Expected credit losses	**0.1%**	0.1%
Discount rate	**10.1%**	10.2%

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	**2005**
Trade receivables:				
Proceeds from revolving period sales	**¥13,555**	¥10,908	¥ 5,985	**$126,682**
Servicing fees received	**270**	231	189	**2,523**
Finance receivables:				
Proceeds from revolving period sales	**—**	38,367	33,389	**—**
Servicing fees received	**210**	279	387	**1,963**
Cash flows received on retained interests in securitizations	**359**	662	1,200	**3,355**

The Company has determined that a change of up to 25% in any of the above economic assumptions on trade receivables would not have a material impact on the consolidated financial statements of the Company.

The following depicts the sensitivity of the fair value of retained interests in finance receivables at March 31, 2005 to adverse changes in the key economic assumptions used to measure fair value:

	Millions of Yen	Thousands of U.S. Dollars
Finance receivables:		
Fair value of retained interest	¥11,061	$103,374
Expected credit losses (annual rate)	0.07%	
Impact on fair value of 10% adverse change	1	9
Impact on fair value of 20% adverse change	2	19
Residual cash flows discount rate (annual rate)	10.13%	
Impact on fair value of 10% adverse change	88	822
Impact on fair value of 20% adverse change	178	1,664

Considerable judgment is required in interpreting market data to develop estimates of fair values, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities. In addition, the above-estimated amounts generated from the sensitivity analysis include estimates of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and accordingly, the forward-looking estimates should not be considered to be projections by the Company of future events or losses.

16. SUBSEQUENT EVENT

On May 13, 2005, the Company's Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2005 of ¥5 per common share (¥25 per 5 common shares) or a total of ¥6,504 million ($60,785 thousand). The resolution to pay the cash dividend is subject to shareholders' approval at the general meeting to be held on June 24, 2005.

17. RESTATEMENT OF RETAIL FINANCE RECEIVABLES IN THE CONSOLIDATED BALANCE SHEET

Retail finance receivables were previously classified as current assets in the consolidated balance sheet at March 31, 2004.

Subsequent to the issuance of the Company's 2004 financial statements, the Company reconsidered its classification of these receivables considering Chapter 3, Section A, "Current Assets and Current Liabilities" of Accounting Research Bulletins No. 43, "Restatement and Revision of Accounting Research Bulletins." In accordance with such guidance, the Company has restated its consolidated balance sheet at March 31, 2004 to reflect amounts expected to be collected one year after the balance sheet date as a long-term asset.

The impact of the restatement of the affected line items in the consolidated balance sheet at March 31, 2004 is as follows:

	Millions of Yen			
	2004			
	As Previously Reported	Restatement	Reclassification	As Restated and Reclassified
Notes and accounts receivable:				
Trade accounts	¥206,609	¥ —	¥ 20,412	¥227,021
Finance receivables–net	114,713	(67,267)	(47,446)	—
Allowance for doubtful notes and accounts receivable	(3,054)	488	158	(2,408)
Short-term finance receivables–net	—	—	26,876	26,876
Other current assets	62,105	(196)	—	61,909
Total current assets	681,402	(66,975)	—	614,427
Long-term finance receivables–net	—	66,779	(18,815)	47,964
Other assets	58,613	196	18,815	77,624

A description of the "Reclassification" is disclosed in Note 1.

Deloitte.

Deloitte Touche Tohmatsu
Osaka Kokusai Building
2-3-13, Azuchi-machi
Chuo-ku, Osaka 541-0052
Japan

Tel: +81-6-6261-1381
Fax: +81-6-6261-1238
www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the "Company") as of March 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company's consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 17 to the consolidated financial statements, the accompanying consolidated balance sheet as of March 31, 2004 has been restated.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



June 3, 2005

Member of
Deloitte Touche Tohmatsu

DIRECTORY

KUBOTA CORPORATION

Head Office

2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office

1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

OVERSEAS OFFICE

Beijing Office

Room 1056,
New Century Office Tower,
No. 6 Southern Road,
Capital Gym., Beijing 100044,
People's Republic of China
Phone: (86)-10-6849-2277
Facsimile: (86)-10-6849-2280

OVERSEAS SUBSIDIARIES AND AFFILIATES

NORTH AMERICA

Kubota Tractor Corporation

3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com

Kubota Credit Corporation, U.S.A.

3401 Del Amo Blvd.,
Torrance, California 90503, U.S.A.
Phone: (1)-310-370-3370
Facsimile: (1)-310-370-2370
URL: http://www.kubota.com/kccusa.cfm

Kubota Manufacturing of America Corporation

Gainesville Industrial Park North,
2715 Ramsey Road,
Gainesville, Georgia 30501, U.S.A.
Phone: (1)-770-532-0038
Facsimile: (1)-770-532-9057

Kubota Engine America Corporation

505 Schelter Road,
Lincolnshire, Illinois 60069, U.S.A.
Phone: (1)-847-955-2500
Facsimile: (1)-847-955-2501
URL: http://www.kubotaengine.com/

Kubota Canada Ltd.

5900 14th Avenue, Markham,
Ontario L3S 4K4, Canada
Phone: (1)-905-294-7477
Facsimile: (1)-905-294-6651
URL: http://www.kubota.ca/

Kubota Metal Corporation (Fahramet Division)

25 Commerce Road, Orillia,
Ontario L3V 6L6, Canada
Phone: (1)-705-325-2781
Facsimile: (1)-705-325-5887
URL: http://www.kubotametal.com/

Kubota Membrane USA Corporation

2018 156th Avenue NE, Suite 100
Bellevue, WA 98007, U.S.A.
Phone: (1)-425-748-5011
Facsimile: (1)-425-644-2185

OCEANIA

Kubota Tractor Australia Pty Ltd

100 Keilor Park Drive, Tullamarine,
Victoria 3043, Australia
Phone: (61)-3-9279-2000
Facsimile: (61)-3-9279-2030
URL: http://www.kubota.com.au/

EUROPE

Kubota Europe S.A.S.
19-25, Rue Jules Vercruysse,
Z.I., BP88 95101 Argenteuil,
Cedex, France
Phone: (33)-1-3426-3434
Facsimile: (33)-1-3426-3499

Kubota (Deutschland) GmbH
Senefelder Straße 3-5,
63110 Rodgau/Nieder-Roden,
Germany
Phone: (49)-6106-873-0
Facsimile: (49)-6106-873-198
URL: http://www.kubota.de/

Kubota Baumaschinen GmbH
Steinhauser Straße 100,
66482 Zweibrücken, Rheinlandpfalz,
Germany
Phone: (49)-6332-4870
Facsimile: (49)-6332-487-101

Kubota España S.A.
Ctra. del Barrio de la Fortuna s/n
Cuatro Vientos,
28044 Madrid, Spain
Phone: (34)-91-508-6442
Facsimile: (34)-91-508-0522

Kubota (U.K.) Limited
Dormer Road, Thame,
Oxfordshire OX9 3UN, U.K.
Phone: (44)-1844-214500
Facsimile: (44)-1844-261568
URL: http://www.kubota.co.uk/

Kubota Membrane Europe Ltd.
8 Hanover Street, London W1S 1YE, U.K.
Phone: (44)-(0) 20-7290-2730
Facsimile: (44)-(0) 20-7290-2733
URL: http://www.kubota-mbr.com/

ASIA

Shin Taiwan Agricultural Machinery Co., Ltd.
16, Fengping 2nd Road,
Taliao Shiang Kaohsiung,
Hsien 83107, Taiwan, R.O.C.
Phone: (886)-7-702-2333
Facsimile: (886)-7-702-2303

Kubota Agricultural Machinery (Suzhou) Co., Ltd.
No. 220, Xing Ming Street,
Suzhou Industrial Park,
Suzhou Municipality, Jiangsu,
People's Republic of China
Phone: (86)-512-6716-3122
Facsimile: (86)-512-6716-3344

KAMCO Co., Ltd.
3rd Floor, Bently Bldg., 106-2 Yangjae-Dong,
Seocho-ku, Seoul 137-130, Korea
Phone: (82)-2-2058-1028
Facsimile: (82)-2-2058-1029

Kubota Construction Machinery (Shanghai) Co., Ltd.
G Unit, 16th Floor, Pudong Development
Mansion,
588 Pudong South Road, Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: (021)-5879-4630/4631
Facsimile: (021)-5879-4632

The Siam Kubota Industry Co., Ltd.
101/19-24 Navanakorn,
Tambol Klongneung, Amphur
Klongluang, Pathumthani 12120,
Thailand
Phone: (66)-2-529-0363
Facsimile: (66)-2-529-0081

P.T. Kubota Indonesia
JL. Setyabudi 279,
Semarang, Indonesia
Phone: (62)-24-7472849
Facsimile: (62)-24-7472865

P.T. Metec Semarang
Tanjung Emas Export Processing
Zone, JL. Coaster No. 8 Block B,
12A-16 Semarang, Central Java,
Indonesia
Phone: (62)-24-3520435
Facsimile: (62)-24-3520432

Kubota Agro-Industrial Machinery Philippines, Inc.
155 Panay Avenue,
South Triangle Homes,
1103 Quezon City, Philippines
Phone: (63)-2-9201071
Facsimile: (63)-2-9241848

Sime Kubota Sdn. Bhd.
No. 3 Jalan Sepadu,
25/123 Taman Perindustrian Axis,
Seksyen 25, 40400 Shah Alam,
Selangor Darul Ehsan, Malaysia
Phone: (60)-3-5122-1288
Facsimile: (60)-3-5124-8798

Jiangsu Biaoxin Kubota Industrial Co., Ltd.
186 Lishi Avenue, Xin Qiao Town,
Jingjiang City, Jiangsu, 214536,
People's Republic of China
Phone: (86)-523-433-3999
Facsimile: (86)-523-433-3999

DIRECTORS AND CORPORATE AUDITORS

President and Representative Director
Daisuke Hatakake

Executive Vice President and Representative Director
Akio Nishino

Executive Managing Directors
Yoshihiro Fujio
Moriya Hayashi
Toshihiro Fukuda

Managing Directors
Yasuo Masumoto
Yoshiharu Nishiguchi
Eisaku Shinohara
Nobuo Izawa

Directors
Yoshihiko Tabata
Kazunobu Ueta
Takashi Shoji
Tokuji Ohgi
Morimitsu Katayama
Nobuyuki Toshikuni
Hirokazu Nara
Masayoshi Kitaoka
Tetsuji Tomita
Masatoshi Kimata

Corporate Auditors
Masamichi Nakahiro
Susumu Sumikura
Junichi Maeda
Teisuke Sono
Yoshio Suekawa
Yuzuru Mizuno

INVESTOR INFORMATION

Stock Listings
Domestic: Tokyo and Osaka
Overseas: New York and Frankfurt

Transfer Agent for Common Stock
The Chuo Mitsui Trust
and Banking Company, Limited
2-21, Kitahama 2-chome, Chuo-ku,
Osaka 541-0041, Japan

Depositary and Transfer Agent for ADRs
JPMorgan Chase Bank
270 Park Avenue, New York,
NY 10017-2070, U.S.A.

ADR Holder Contact
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
Phone: 781-575-5328
Facsimile: 781-575-4082

Investor Inquiries

Head Office
Finance & Accounting Dept.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111
Facsimile: (81)-6-6648-3862

Tokyo Office
Tokyo Administration Dept.
1-3, Nihonbashi-Muromachi 3-chome,
Chuo-ku, Tokyo 103-8310, Japan
Phone: (81)-3-3245-3111
Facsimile: (81)-3-3245-3049

Financial information and environmental reports are available on Kubota's Web site:
http://www.kubota.co.jp/

NYSE Corporate Governance Standards
The Company has made available on its Web site (http://www.kubota.co.jp/ir/english/cgs/index.html) a general summary of the significant differences between its corporate governance practices and those followed by U.S. companies under New York Stock Exchange listing standards.

This annual report is printed on recycled paper.

Kubota Corporation

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan
Phone: (81)-6-6648-2111 Facsimile: (81)-6-6648-3862
http://www.kubota.co.jp/

Printed in Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION



Date: July 1, 2005

By: ______________________

Name: Shigeru Kimura

Title: General Manager
Finance & Accounting Department